TransGlobe Energy Corporation

TSX: TGL / NASDAQ: TGA

www.trans-globe.com

2017 ANNUAL REPORT

CONTENTS

MESSAGE TO SHAREHOLDERS	Page 3
MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 5
MANAGEMENT’S REPORT	Page 29
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Page 30
CONSOLIDATED FINANCIAL STATEMENTS	Page 32
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Page 36
SUPPLEMENTARY INFORMATION
Financial	Page 60
Reserves / Production and Sales Volumes / Share Information	Page 61
Summary of International Production Sharing Concessions	Page 62
Reserves and Estimated Future Net Reserves	Page 63

2	2017

MESSAGE TO THE SHAREHOLDERS

TransGlobe and the oil industry in general, faced another turbulent year associated with commodity price volatility (3 years and counting). Energy fundamentals appear to be slowly improving as global inventories continue to reduce against the backdrop of increasing demand. Brent oil prices strengthened during the year and firmed up to above $60.00 per barrel in the fourth quarter, providing optimism as TransGlobe begins again to focus on growth over simply meeting our commitments and surviving. Despite the macro environment that has persisted through most of the year, we had a significant year of accomplishments: the integration of the Canadian assets, refinancing the convertible debentures, repaying the vendor-take-back note ("VTB"), continued discipline over G&A and operating expenditures, the reduction of Egypt crude oil inventory and the incident free, safe execution of the 2017 plan in both Canada and Egypt. The increased oil sales during 2017 resulted in a significant improvement to funds flow from operations and net earnings before impairments, and we are thrilled to have posted our highest results since 2014.

TransGlobe’s production during 2017 averaged 15,506 barrels of oil equivalent per day ("boepd") with Egypt averaging 12,822 barrels of oil per day ("bopd"), and Canada contributing an additional 2,684 boepd. Production was impacted in the fourth quarter by delays in well servicing in Egypt during August/September and Canadian gas production shut-in during September due to low gas prices.  Production was lower than we had originally forecast due to a number of factors, including lower than anticipated results in the development drilling in NW Gharib in the first half of the year and lowering our capital expenditures to live within cash flow as lower commodity prices persisted until late in the third quarter.

Our 2017 drilling program included drilling fifteen wells in Egypt and three wells in Canada - our first drilling activities in Canada since 2007. TransGlobe fulfilled all of our remaining exploration commitments in NW Gharib and SW Gharib, through the drilling of nine wells, yielding two new oil discoveries in NW Gharib. The 2017 exploration program at South Alamein, the Boraq 5 well, was a major disappointment for the Company with the well failing to recover oil on test. We do plan to drill another exploration well in South Alamein in 2018, and a successful result will allow us to develop the existing discovery at Boraq 2 (which was tested at 1,140 bopd in the fourth quarter). In addition to the exploration program, the Company drilled nine development/appraisal wells resulting in seven oil wells (four in Egypt and three in Canada).

In Egypt, we drilled four development oil wells (one in K-South, one in the Arta Red Bed pool, and two in the NW Gharib Red Bed pool) during the year. In addition, we filed for and received our second, third and fourth development leases in NW Gharib during 2017. One additional Arta Red Bed development well and one K South development well were drilled and rig released subsequent to December 31, 2017. In Canada, the Company successfully drilled three development oil wells in the Harmattan area, which came in below our estimated cost and within or above type-curve expectations.

Reserves at year-end 2017 were lower than 2016 primarily due to 2017 production and negative revisions related to our undeveloped Canadian Mannville gas locations which are uneconomic at current gas prices. Positive technical revisions and new discoveries totaling approximately 4.7 MMBoe (2P) were partially offset by negative technical revisions of approximately 3.1 MMBoe (2P) of undeveloped Mannville gas in Canada, due principally to lower AECO pricing.

Despite the significant drop in Canadian gas prices at year end 2017 and associated negative technical revisions, we are very pleased with our Canadian acquisition after one year. The validation of our undeveloped Cardium oil potential, combined with significant reductions in operating costs and future development capital (per well), increased the present value of future net revenues by 81% year over year on a total proved basis (discounted at 10%) and 57% year over year on a total proved plus probable basis (discounted at 10%) as prepared by the Company’s independent reserves evaluators.

We were very pleased with our success in reducing inventoried crude oil during the year which resulted in total sales of 16,849 Boepd versus production of 15,506 Boepd during 2017. Although we had hoped to reduce our inventory even more, we did manage to reduce it by almost 0.5 million barrels in 2017 from year-end 2016. As a result we ended the year with under 0.8 million barrels of inventoried crude oil, which is approximately five months of entitlement oil production. This achievement came through a combination of selling three cargo liftings marketed by Mercuria Energy Trading SA (“Mercuria”) and additional monthly sales to the Egyptian Government Petroleum Company ("EGPC"). The Company has scheduled four liftings with EGPC in 2018, with the first lifting scheduled for end of March 2018.

The Company generated positive funds flow from operations of $55.6 million ($0.77 per share), compared with negative funds flow from operations of $8.4 million in 2016 (negative $0.12 per share). This large improvement in funds flow from operations was due to a number of factors including higher production, sales (including reduction in crude oil inventory) and oil prices and lower operating and G&A costs.

We ended 2017 with positive working capital of $50.6 million (which includes cash and cash equivalents of $47.4 million) compared to a working capital deficiency of $16.8 million at the end of 2016. This large year over year positive change was due in part to improved operating results but also due to refinancing the convertible debentures with the proceeds from the Prepayment Agreement which is long term debt, whereas the convertible debenture was classed as short term debt at the end of 2016.

TransGlobe experienced a net loss of $78.7 million inclusive of a $79.0 million non-cash impairment loss on the Company's exploration and evaluation assets and an $8.0 million unrealized derivative loss on commodity contracts (mark-to-market loss on the Company's hedging contracts). Excluding the impairment charge and the unrealized loss on derivative commodity contracts, TransGlobe would have achieved net earnings of $8.3 million for 2017. The Company recognized impairments on SW Gharib and NW Gharib principally due to the lack of, or scale of exploration results to date as compared to investments to date. In South Alamein we determined that the Boraq discovery is smaller than anticipated and expenditures on that play concept were impaired. In the case of both NW Gharib and South Alamein, the impairments do not imply we will cease exploring these areas in the future - in fact, we have wells planned for both areas in 2018. SW Gharib was fully relinquished in the year.

As mentioned, the Company completed a $75 million crude oil Prepayment Agreement between its wholly owned subsidiary, TransGlobe Petroleum International Inc. ("TPI") and Mercuria. The initial advance under the Prepayment Agreement was used to repay the 6.0% convertible debentures of the Company which matured on March 31, 2017. The Company repaid $15.0 million of the amount outstanding under the Prepayment Agreement during 2017, exiting the year with $60 million outstanding under the Prepayment Agreement. During the second quarter of 2017, the Company

2017	3

also entered into a revolving Canadian reserves-based lending facility ("RBL") with Alberta Treasury Branches ("ATB") totaling C$30.0 million ($24.0 million). The Company repaid the C$15.0 million ($11.0 million) VTB with the RBL and cash on hand.

Overall operating expenses per barrel decreased by approximately 17% to $8.16 during 2017 compared to $9.87 in 2016. In Egypt, operating costs were reduced by 12% to $8.65 from $9.88 in 2016. This reduction was achieved through a number of factors, the chief of which was the significant efficiencies gained through merging our two eastern desert joint venture companies. In addition, our team executed a strong optimization program during 2017, resulting in reduced operating expenses. In Canada the Company focused on taking over the operations of the fields safely and then on increasing operational efficiencies and field optimization work, including competitive tendering of service contracts. Ultimately we achieved an operating cost per barrel in Canada of $5.62 versus 2016 costs per barrel of $8.14 representing a 31% reduction.

Gross G&A costs, excluding stock-based compensation, were $16.0 million in 2017 (2016 - $18.7 million), representing a 14% decrease from prior year. This brought gross G&A per produced barrel down to $2.83/bbl, versus $4.22/bbl in 2016. The decrease in G&A costs was mostly attributable to reduced staffing and office expenditures.

For 2018, the Company is planning to continue to focus on our two core areas of operations and look for opportunities to expand our footprint in both of those areas, as well as regionally. As usual, our focus will be on increasing our cash flow and long term development opportunity set within the Company. In Canada, we will be looking to expand through land acquisitions and renegotiations of existing freehold leases. In Egypt we will be commencing exploration drilling on our western desert concessions (NW Sitra, S. Ghazalat and S. Alamein), working to extend our existing development PSCs which have expiries within the next ten years, and looking for synergistic acquisitions.

In 2017 management began to focus more of its investor relations efforts in the UK, Europe, the Middle East and Africa (principally South Africa). This was driven by a lack of interest in our shares in North America which can be clearly seen by the lack of recovery in our share price despite the recovery in oil prices since Q3 of 2017. During 2017 we met with many institutional accounts in these areas and have come to understand that our current North American listings do not provide adequate access for many of these geographically focused investors. Since September, we have been investigating the possibility of listing TransGlobe common shares on an additional stock exchange to provide better access for these investors and we expect to update our shareholders shortly on that matter.

I have stewarded TransGlobe as President & CEO for 22 years through several commodity price cycles. I am proud of our people, our achievements and the survival of the Company through what I feel is the worst down cycle in my 42 years in the industry. There are indications we are turning the corner on this cycle and I plan to devote more of my future time to long-term corporate growth strategies during this rebound. As part of the refocus on growth, Randy Neely was promoted to President and Edward Ok was promoted to VP Finance and CFO. Prior to his promotion, Randy served as TransGlobe’s VP Finance and CFO after joining the Company in 2012. Eddie initially joined the Company as Deputy Finance Manager in the Company’s Cairo office in 2012 and became the Company Controller based in Calgary in January 2015. They both have demonstrated the leadership, initiative and ability to drive the future growth of the Company.

Signed by:

“Ross G. Clarkson”

Ross G. Clarkson
Chief Executive Officer
March 5, 2018

4	2017

MANAGEMENT'S DISCUSSION AND ANALYSIS
March 5, 2018
The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the message to shareholders and the audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016, together with the notes related thereto (the "Consolidated Financial Statements"). The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report to the United States Securities and Exchange Commission on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward-Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, anticipated changes to the Company's reserves and production, collection of accounts receivable from the Egyptian Government, timing of directly marketed crude oil sales, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situation in Egypt, reserve estimates, management’s expectation for results of operations for 2018, including expected 2018 average production, funds flow from operations, the 2018 capital program for exploration and development, the timing and method of financing thereof, the terms of drilling commitments under the Egyptian Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs") and the method of funding such drilling commitments, the Company's beliefs regarding the reserve and production growth of its assets and the ability to grow with a stable production base, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward‑looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to collect the remaining accounts receivable balance from EGPC, ability to access sufficient capital from internal and external sources and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

2017	5

All oil and natural gas reserve information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.
Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
MANAGEMENT STRATEGY AND OUTLOOK
The 2018 outlook provides information as to management’s expectation for results of operations for 2018. Readers are cautioned that the 2018 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this Management's Discussion & Analysis ("MD&A").
2018 Outlook
The 2018 production outlook for the Company is provided as a range to reflect timing and performance contingencies.
Total corporate production is expected to range between 14,200 and 15,600 boepd for 2018 (mid-point of 14,900 boepd) with a 94% weighting to oil and liquids. Egypt oil production is expected to range between 12,000 and 13,000 bopd in 2018. Canadian production is expected to range between 2,200 and 2,600 boepd in 2018, adjusting for a one month shut-in for plant and facility turnarounds scheduled for May in the Harmattan area. The May shut-in is expected to reduce corporate production by approximately 200 boepd on an annualized basis.
Funds flow from operations in any given period will be dependent upon the timing of crude oil tanker liftings in Egypt and the market price of the crude sold. Because these factors are difficult to accurately predict, the Company has not provided funds flow from operations guidance for 2018. Funds flow from operations and inventory levels in Egypt are expected to fluctuate significantly from quarter to quarter due to the timing of liftings.
2018 Capital Budget
The Company’s 2018 budgeted capital program of $41.3 million (before capitalized G&A) includes $29.1 million for Egypt and $12.2 million (C$15.3 million) for Canada. The 2018 capital program is balanced to anticipated funds flow from operations using a $55/bbl Brent oil price forecast. The capital program may be increased if the recent run-up in Brent prices is sustained.
Egypt
The $29.1 million capital program for Egypt has $11.7 million (40%) allocated to exploration and $17.4 million (60%) to development. The $11.7 million 2018 exploration program is focused entirely on the Western Desert with 5 exploration wells planned (2 wells in South Ghazalat, 2 wells in NW Sitra and 1 well in South Alamein). The $17.4 million 2018 development program, focused entirely on the Eastern Desert includes: 8 development wells (5 in West Bakr, 2 in NW Gharib and 1 in West Gharib) and development/maintenance projects in West Bakr, NW Gharib and West Gharib.
The primary focus of the 2018 Egypt capital plan is to sustain/grow Eastern Desert production and to evaluate the Company’s 1 million + acres of exploration lands. The exploration program is designed to test an independent structure at South Alamein to prove up additional oil reserves on the concession and to test four independent structures on South Ghazalat and N.W. Sitra. The South Ghazalat and N.W. Sitra exploration wells are basin opening prospects which could also de-risk 13 of the 21 additional prospects mapped on 3-D seismic. No production is budgeted from the Western Desert exploration assets in 2018.
Canada
The $12.2 million (C$15.3 million) budgeted program for Canada consists of 6 (5.5 net) horizontal (multi-stage frac) wells targeting the Cardium light oil resource at Harmattan and additional maintenance/development capital. The Cardium drilling program in 2018 provides growth in oil and liquids production. The development program is expected to increase the Canadian oil and liquids production weighting to approximately 67% from 60% in 2017.
The well design for the 2018 development program will be similar to the 2017 which targeted one mile horizontal laterals with multi-stage facture stimulations placing ~600 tonnes of proppant per well. The final 2018 completion design will incorporate lessons learned and results from the 2017 program. Based on 2017 results, the Company is budgeting ~$2.0 million (C$2.5 million) per well to drill, complete, equip and tie-in for the 2018 program. In addition the Company is evaluating a potential two mile horizontal Cardium well as part of the 2018 program.

6	2017

The 2018 capital program is summarized in the following table:

	TransGlobe 2018 Capital ($MM)					Gross Well Count
	Development		Exploration		Total	Drilling
Concession	Wells*	Other	Wells*	Other		Devel	Explor	Total
West Gharib	2.6	1.1	—	—	3.7	1	—	1
West Bakr	7.3	3.1	—	—	10.4	5	—	5
NW Gharib	2.4	0.9	—	—	3.3	2	—	2
NW Sitra	—	—	5.2	0.2	5.4	—	2	2
South Ghazalat	—	—	3.3	0.2	3.5	—	2	2
South Alamein	—	—	2.8	—	2.8	—	1	1
Egypt	$12.3	$5.1	$11.3	$0.4	$29.1	8	5	13
Canada	$11.2	$1.0	—	—	$12.2	6	—	6
2018 Total	$23.5	$6.1	$11.3	$0.4	$41.3	14	5	19
Splits (%)	72%		28%		100%	74%	26%	100%
*Wells includes new wells, completions, workovers, recompletions and equipping.
NON-GAAP FINANCIAL MEASURES
Funds flow from operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Funds flow from operations include sales and associated costs of production from inventoried crude sold during the period. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies.
Reconciliation of funds flow from operations

($000s)	2017	2016
Cash flow from operating activities	59,450	(1,065)
Changes in non-cash working capital	(3,858)	(7,296)
Funds flow from operations[1]	55,592	(8,361)
[1]  Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Consolidated Statements of Loss and
    Comprehensive Loss. Cash interest paid is reported as a financing activity on the Consolidated Statements of Cash Flows.

Net debt-to-funds flow from operations ratio
Net debt-to-funds flow from operations is a measure that is used to set the amount of capital in proportion to risk. The Company’s net debt to funds flow from operations ratio is computed as long-term debt, including the current portion, plus convertible debentures and working capital, over funds flow from operations for the trailing twelve months. Net debt to funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses, transportation costs, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude sold during the period; and royalties and taxes associated with inventoried crude are recognized at production. Netbacks fluctuate depending on the timing of entitlement oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Finding and development costs/finding, development and net acquisition costs
Finding and development ("F&D") costs and finding, development and net acquisition ("FD&A") costs are measures that are used to evaluate the Company's capital costs associated with adding proved and proved plus probable reserves. F&D costs are calculated as the aggregate of exploration costs, development costs and the change in estimated future development costs divided by the applicable reserve additions. FD&A costs incorporate acquisitions, net of any dispositions in the year. Neither F&D costs nor FD&A costs have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Recycle ratio
Recycle ratio is a measure that is used to evaluate the efficiency of the Company's capital program by comparing the cost of finding and developing both proved reserves and proved plus probable reserves with the recycle netback from production. The ratio is calculated by dividing the recycle netback by the proved and proved plus probable finding and development cost on a per boe basis. Recycle ratio does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

2017	7

Recycle netback
Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, selling, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per boe of production. Recycle netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded oil and gas exploration and development company whose activities are concentrated in two geographic areas: the Arab Republic of Egypt (“Egypt”) and Alberta, Canada.
ASSET ACQUISITION
On December 20, 2016, TransGlobe closed the acquisition of production and working interests in certain facilities in the Cardium light oil and Mannville liquids-rich gas assets in the Harmattan area of west central Alberta for total consideration of $59.5 million after adjustments. The acquisition was effective December 1, 2016, and was funded by $48.3 million cash from the balance sheet and a 10%, 24-month vendor take back loan of $11.2 million.
The acquisition provided the Company with liquids-weighted production and total Proved plus Probable reserves of 20.7 million boe at the time of the acquisition. The acquisition met the Company's strategic objective to diversify and expand into operations with attractive netbacks to support growth in a challenging oil price environment.

8	2017

SELECTED ANNUAL INFORMATION

($000s, except per share, price and volume amounts)	2017	% Change	2016	% Change	2015

Operations
Average production volumes
Crude oil (bbls/d)	13,411	11	12,033	(17)	14,511
NGLs and condensate (bbls/d)	988	2806[5]	34	100	—
Natural gas (mcf/d)	6,644	2789[5]	230	100	—
Total (boe/d)	15,506	28	12,105	(17)	14,511
Average sales volumes
Crude oil (bbls/d)	14,754	33	11,093	(7)	11,977
NGLs and condensate (bbls/d)	988	2806[5]	34	100	—
Natural gas (mcf/d)	6,644	2789[5]	230	100	—
Total (boe/d)	16,849	51	11,165	(7)	11,977
Average realized sales prices
Crude oil ($/bbl)	44.71	49	30.05	(30)	42.93
NGLs and condensate ($/bbl)	21.31	24	17.20	100	—
Natural gas ($/mcf)	1.70	(6)	1.81	100	—
Total oil equivalent ($/boe)	41.07	37	29.94	(30)	42.93
Inventory (Mbbl)	777	(39)	1,265	37	923
Petroleum and natural gas sales	252,591	106	122,360	(35)	187,665
Petroleum and natural gas sales, net of royalties	148,464	135	63,134	(32)	92,212
Cash flow from operating activities	59,450	5,682	(1,065)	(101)	77,526
Funds flow from operations[1]	55,592	765	(8,361)	6	(8,902)
- Basic per share	0.77		(0.12)		(0.12)
- Diluted per share[2]	0.77		(0.12)		(0.12)
Net loss	(78,736)	10	(87,665)	17	(105,600)
Net loss - diluted	(78,736)	10	(87,665)	17	(105,600)
Net loss per share
- Basic	(1.09)		(1.21)		(1.44)
- Diluted[2]	(1.09)		(1.21)		(1.44)
Capital expenditures	38,159	43	26,658	(41)	44,902
Property expenditures	—	(100)	59,475	—	—
Dividends paid	—		—	(100)	12,865
Dividends paid per share	—		—	(100)	0.18
Total assets	327,702	(19)	406,142	(11)	455,500
Cash and cash equivalents	47,449	51	31,468	(75)	126,910
Working capital	50,639	402	(16,764)	(111)	153,835
Convertible debentures	—	(100)	72,655	14	63,848
Note payable	—	(100)	11,162	100	—
Total long-term debt, including current portion	69,999	—	—	—	—
Net debt-to-funds flow from operations ratio[3]	0.3		(12.0)		10.1
Reserves
Total Proved (MMboe)[4]	27.5	(8)	29.9	71	17.5
Total Proved plus Probable (MMboe)[4]	45.9	(8)	50.0	74	28.7

   [1]   Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

   [2]   Funds flow from operations per share (diluted) and net loss per share (diluted) was not impacted by the convertible debentures for the years ended December 31, 2017, December 31, 2016 and December 31, 2015, as the convertible debentures were not dilutive in these years.

   [3]   Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion), plus convertible debentures and working capital, over funds flow from operations for the trailing 12 months, and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

     4 As determined by the Company's 2017 independent reserves evaluator, GLJ Petroleum Consultants Ltd. (“GLJ”), in their report dated January 9, 2018, with an effective date of December 31, 2017. As determined by the Company's, 2016 and 2015 independent reserves evaluator, DeGolyer and MacNaughton Canada Limited ("DeGolyer") of Calgary, Alberta, in their reports dated January 18, 2017, and January 15, 2016 with effective dates of December 31, 2016, and December 31, 2015. The reports of GLJ and DeGolyer have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time and National Instrument 51-101.

[5]   The 2016 information includes the results of the operations of the Harmattan assets in Alberta, Canada from December 20, 2016 to December 31, 2016 (12 days). The Harmattan assets were acquired in a transaction that closed on December 20, 2016 (effective December 1, 2016).

2017	9

In 2017 compared with 2016, TransGlobe:

•
Reported a net loss of $78.7 million, versus $87.7 million in 2016. The 2017 net loss includes a $79.0 million non-cash impairment loss on the Company's exploration and evaluation assets and a $8.0 million unrealized derivative loss on commodity contracts (mark-to-market loss on the Company's hedging contracts). Excluding the impairment charge and the unrealized loss on derivative commodity contracts, the Company would have achieved net earnings for 2017 of $8.3 million;

•
Reported a 28% increase in production volumes as compared to 2016, which translates into an additional 3,401 boepd. The recently acquired Canadian assets contributed 2,684 boepd of additional production, and increased Egypt production accounted for the remaining variance. The increased Egypt production was primarily from NW Gharib, which contributed 1,112 bopd;

•	Experienced a 106% increase in petroleum and natural gas sales compared to 2016, which was principally due to a 37% increase in realized prices along with a 51% increase in sales volumes.

•	Achieved positive funds flow from operations of $55.6 million, compared with negative funds flow from operations of $8.4 million in 2016;

•
Repaid the $73.4 million (C$97.8 million) convertible debentures on March 31, 2017 with the proceeds from the prepayment agreement entered into with Mercuria Energy Trading S.A. ("Mercuria") in Q1 of 2017;

•	Repaid the $11.0 million (C$15.0 million) vendor take-back note with the revolving reserves-based lending facility ("RBL"), obtained from Alberta Treasury Branches ("ATB") in Q2 of 2017 and cash;

•	Repaid $15.0 million of the amount outstanding under the prepayment agreement with cash on hand;

•
Sold three tanker liftings of entitlement crude oil totaling 1,468,726 barrels and sold an additional 1,121,391 barrels of inventoried entitlement crude oil to EGPC, resulting in a net decrease in crude oil inventory of 0.5 million barrels from 2016;

•	Spent $38.2 million on capital programs, which was funded from funds flow from operations and cash on hand; and

•	Ended the year with positive working capital of $50.6 million (including cash and cash equivalents of $47.4 million) at December 31, 2017.

10	2017

2017 TO 2016 NET LOSS VARIANCES

		$ Per Share
	$000s	Diluted	% Variance
2016 net loss	(87,665)	(1.21)
Cash items
Volume variance	84,747	1.16	(95)
Price variance	45,484	0.63	(52)
Royalties	(44,901)	(0.62)	51
Expenses:
Production and operating	(9,889)	(0.14)	11
Transportation	(781)	(0.01)	1
Selling costs	(1,620)	(0.02)	2
Cash general and administrative	1,366	0.02	(2)
Current income taxes	(6,364)	(0.09)	7
Realized foreign exchange loss	(914)	(0.01)	1
Realized derivative loss	(1,915)	(0.03)	2
Interest on long-term debt	(560)	(0.01)	1
Other income	(565)	(0.01)	1
Total cash items variance	64,088	0.87	(72)
Non-cash items
Unrealized derivative loss	(7,970)	(0.11)	9
Unrealized foreign exchange gain	4,327	0.06	(5)
Depletion, depreciation and amortization	(10,859)	(0.15)	12
Accretion	(256)	—	—
Unrealized gain on convertible debentures	6,876	0.10	(8)
Impairment loss	(45,599)	(0.63)	52
Stock-based compensation	940	0.01	(1)
Deferred income taxes	(3,009)	(0.04)	3
Deferred lease inducement	(4)	—	—
Amortization of deferred financing costs	395	0.01	—
Total non-cash items variance	(55,159)	(0.75)	62
2017 net loss	(78,736)	(1.09)	(10)
The Company recorded a net loss of $78.7 million in 2017 compared to a net loss of $87.7 million in 2016. The largest positive earnings variance was a result of a 37% increase in the average realized sales price and a 51% increase in sales volumes totaling $130.2 million in aggregate compared to 2016, which was partially offset by increased royalties and current income taxes of $51.3 million. The Company incurred an increase of $1.6 million in selling costs during the period. Operating expenditures increased in 2017 compared to 2016, due principally to recognizing capitalized operating costs associated with the previously inventoried entitlement crude oil barrels sold during the year.
The largest non-cash positive earnings variance item in 2017 compared to 2016 related to the mark-to-market adjustment on the convertible debentures of $6.9 million. The convertible debentures were repaid during the first quarter of 2017. The largest non-cash negative earnings variance in 2016 was created by the impairment loss recorded on the Company's South East Gharib ($16.4 million), South West Gharib ($15.2 million) and North West Gharib ($1.8 million) exploration and evaluation assets for a total of $33.4 million versus an aggregate corresponding $79.0 million impairment loss recorded in 2017 related to the Company's South West Gharib ($1.2 million), North West Gharib ($67.5 million) and South Alamein ($10.3 million) exploration and evaluation assets. The increase of $10.9 million in depletion, depreciation and amortization in 2017 compared to 2016 is principally a result of the depletion, depreciation and amortization on the recently acquired Canadian assets and recognizing capitalized depletion costs associated with the previously inventoried entitlement crude oil barrels sold during the year. The Company recorded an $8.0 million non-cash unrealized derivative loss on its outstanding hedging commodity contracts held at the end of 2017, which was a result of recording the contracts at their respective market values. In 2016, there were no hedging contracts outstanding.
BUSINESS ENVIRONMENT
The Company’s financial results are significantly influenced by fluctuations in commodity prices, including oil price differentials. The following table shows select market benchmark prices and foreign exchange rates:

Average reference prices	2017	2016
Crude oil
Dated Brent average oil price (US$/Bbl)	54.25	43.55
Edmonton Sweet index (US$/bbl)	48.50	40.11
Natural gas
AECO (C$/mmbtu)	2.16	2.16
U.S./Canadian Dollar average exchange rate	1.2978	1.3256

2017	11

The price of Dated Brent oil averaged 25% higher in 2017 compared with 2016. Egypt production is priced based on Dated Brent, less a quality differential and shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt. The balance of the production after maximum cost recovery is shared with the government (production sharing oil). Depending on the contract, the Egyptian government receives 70% to 86% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and will decrease in times of declining oil prices. If oil prices are sufficiently low and the Ras Gharib/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSC and any eligible extension periods.
Egypt has been experiencing significant financial challenges over the past seven years. While exploration and development activities have generally been uninterrupted, the Company experienced delays in the collection of accounts receivable from the Egyptian government up to the end of 2013. Since the end of 2013, the Company has collected a total of $384.2 million from EGPC, reducing the balance due from EGPC to $14.2 million as at December 31, 2017. The Company's credit risk, as it relates to accounts receivable from EGPC, has now been reduced due to the significant collections from EGPC. EGPC owns the storage and export facilities where the Company's production is delivered, and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings are scheduled, the Company enjoys a 30-day collection cycle on liftings as a result of direct marketing to third party international buyers. Depending on the Company's assessment of the credit of crude cargo buyers, buyers may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings.
On December 20, 2016, the Company acquired producing oil and gas assets in the Harmattan area of west central Alberta, Canada. The Harmattan acquisition provided the Company with a meaningful re-entry into Canada with concentrated, high working interest assets in proven, low risk development light oil and liquids-rich gas play types. The acquisition provides ample drilling locations and running room to increase reserves and production through horizontal drilling and multi-stage frac technology. The Harmattan acquisition met the Company's strategy to diversify and expand operations with attractive netbacks to support growth in the current oil price environment and plays to the Company's core strength of value creation through development drilling and reservoir management.
The price of Edmonton Sweet index oil expressed in USD averaged 21% higher in 2017 compared with 2016. The price of the AECO average remained the same in 2017 compared with 2016.

12	2017

SELECTED QUARTERLY FINANCIAL INFORMATION

	2017				2016
($000s, except per share,
price and volume amounts)	Q-4	Q-3	Q-2	Q-1	Q-4[3]	Q-3	Q-2	Q-1
Operations
Average production volumes
Crude oil (bbls/d)	12,027	12,786	14,347	14,514	12,861	11,733	11,472	12,058
NGLs (bbls/d)	915	1,081	919	1,037	134	—	—	—
Natural gas (mcf/d)	6,059	6,268	7,191	7,075	916	—	—	—
Total (boe/d)	13,952	14,912	16,465	16,731	13,148	11,733	11,472	12,058
Average sales volumes
Crude oil (bbls/d)	14,324	15,894	17,141	11,610	7,018	11,485	11,783	14,126
NGLs (bbls/d)	915	1,081	919	1,037	134	—	—	—
Natural gas (mcf/d)	6,059	6,268	7,191	7,075	916	—	—	—
Total (boe/d)	16,249	18,020	19,259	13,826	7,305	11,485	11,783	14,126
Average realized sales prices
Crude oil ($/Bbl)	53.25	44.82	39.46	41.66	37.38	34.43	30.27	22.58
NGLs ($/Bbl)	26.86	18.90	21.08	19.08	12.33	—	—	—
Natural gas ($/Mcf)	0.94	1.65	2.14	1.96	1.80	—	—	—
Total oil equivalent ($/boe)	48.80	41.24	36.92	37.41	36.45	34.43	30.27	22.58
Inventory (MBbl)	777	988	1,274	1,528	1,265	729	707	735
Petroleum and natural gas sales	72,954	68,372	64,711	46,553	24,501	36,376	32,461	29,022
Petroleum and natural gas sales, net of royalties	40,725	44,839	40,439	22,461	5,217	20,704	19,786	17,427
Cash flow from operating activities	44,263	20,437	(2,753)	(2,497)	6,355	(14,857)	6,011	1,426
Funds flow from operations[1]	17,018	19,217	16,855	2,502	(9,904)	2,347	2,026	(2,830)
Funds flow from operations per share
- Basic	0.24	0.27	0.23	0.03	(0.14)	0.03	0.03	(0.04)
- Diluted	0.24	0.27	0.23	0.03	(0.14)	0.03	0.03	(0.04)
Net loss	(2,382)	(6,855)	(56,622)	(12,877)	(33,997)	(25,369)	(12,050)	(16,249)
Net loss - diluted	(2,382)	(6,855)	(56,622)	(12,877)	(38,641)	(25,369)	(12,050)	(16,249)
Net loss per share
- Basic	(0.03)	(0.09)	(0.78)	(0.18)	(0.47)	(0.35)	(0.17)	(0.23)
- Diluted	(0.03)	(0.09)	(0.78)	(0.18)	(0.49)	(0.35)	(0.17)	(0.23)
Capital expenditures	9,078	10,133	8,229	10,718	8,863	8,692	4,838	4,265
Property acquisition	—	—	—	—	59,475	—	—	—
Total assets	327,702	338,802	337,596	403,686	406,142	414,363	433,013	441,624
Cash and cash equivalents	47,449	21,464	13,780	21,324	31,468	100,405	124,308	122,031
Working capital	50,639	58,815	60,319	42,759	(16,764)	53,029	65,413	75,158
Convertible debentures	—	—	—	—	72,655	74,854	70,639	66,506
Note payable	—	—	—	11,259	11,162	—	—	—
Total long-term debt, including current portion	69,999	79,839	83,725	73,549	—	—	—	—
Net debt-to-funds flow from operations ratio[2]	0.3	0.7	2.0	(13.9)	(12.0)	(2.3)	(0.4)	1.0
  [1] Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]  Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion), plus convertible debentures and working capital over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[3]  The Q4-2016 information includes the results of the operations of the Harmattan assets in Alberta, Canada from December 20, 2016 to December 31, 2016 (12 days). The Harmattan assets were acquired in a transaction that closed on December 20, 2016 (effective December 1, 2016).

During the fourth quarter of 2017, TransGlobe:

•
Reported a net loss of $2.4 million, which includes a $7.6 million unrealized derivative loss on commodity contracts (mark-to-market loss on the Company's hedging contracts). Excluding the unrealized loss on derivative commodity contracts, the Company would have achieved net earnings for the quarter of $5.2 million;

•
Experienced a 198% increase in petroleum and natural gas sales compared to Q4-2016, which was principally due to a 34% increase in realized prices along with a 122% increase in sales volumes. Realized pricing for the Company's petroleum and natural gas products are market driven. The tanker lifting sale of entitlement crude oil during the quarter and the acquired Canadian assets also contributed to the petroleum and natural gas sales increase;

•	Achieved positive funds flow from operations of $17.0 million, representing the third consecutive quarter of positive funds flow from operations;

2017	13

•
Reported a 6% increase in production volumes as compared to Q4-2016. The increase principally relates to the acquired Canadian assets in December 2016 which contributed 2,700 boepd of additional production;

•	Repaid $10.0 million of the amount outstanding under the prepayment agreement with cash on hand during Q4-2017;

•
Sold a tanker of entitlement crude of 510,148 barrels and sold an additional 163,924 barrels of inventoried entitlement crude oil to EGPC, resulting in a decrease in crude oil inventory of 0.2 million barrels from Q3-2017; and

•	Spent $9.1 million on capital programs.
OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Boepd)
Production Volumes

	2017	2016
Egypt crude oil (bbls/d)	12,822	12,015
Canada crude oil (bbls/d)	589	18
Canada NGLs (bbls/d)	988	34
Canada natural gas (mcf/d)	6,644	230
Total Company (boe/d)	15,506	12,105

Sales Volumes (excludes volumes held as inventory)

	2017	2016
Egypt crude oil (bbls/d)	14,165	11,075
Canada crude oil (bbls/d)	589	18
Canada NGLs (bbls/d)	988	34
Canada natural gas (mcf/d)	6,644	230
Total Company (boe/d)	16,849	11,165

Netback

Consolidated netback
	2017		2016
(000s, except per boe amounts)[1]	$	$/boe	$	$/boe
Petroleum and natural gas sales	252,591	41.07	122,360	29.94
Royalties	104,127	16.93	59,226	14.49
Current taxes	21,819	3.55	15,455	3.78
Operating expenses	50,212	8.16	40,323	9.87
Transportation	793	0.13	12	—
Selling costs	2,495	0.41	875	0.21
Netback	73,145	11.89	6,469	1.59
[1] The Company achieved the netbacks above on sold barrels of oil equivalent for the year ended December 31, 2017 and December 31, 2016 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at December 31, 2017 and December 31, 2016).

[2] Royalties and taxes are settled on a production basis, royalties and taxes attributable to oil sales fluctuates dependent upon the sale of inventoried entitlement oil.

Egypt
	2017		2016
(000s, except per bbl amounts)[1]	$	$/bbl	$	$/bbl
Oil sales	230,323	44.55	121,728	30.03
Royalties	99,336	19.21	59,094	14.58
Current taxes	21,819	4.22	15,455	3.81
Production and operating expenses	44,705	8.65	40,054	9.88
Selling costs	2,495	0.48	875	0.22
Netback	61,968	11.99	6,250	1.54
[1] The Company achieved the netbacks above on sold barrels of oil for the year ended December 31, 2017 and December 31, 2016 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at December 31, 2017 and December 31, 2016).

[2] Royalties and taxes are settled on a production basis, royalties and taxes attributable to oil sales fluctuates dependent upon the sale of inventoried entitlement oil.
The netback per bbl in Egypt increased 679% in 2017 compared with 2016. The increased netbacks were principally the result of realized oil prices increasing by 48%, an increase in previously inventoried entitlement barrels sold (488,326 barrels) and a decrease in operating costs per barrel of 12% during 2017 compared with 2016.

14	2017

Production and operating expenses increased by $4.7 million during 2017 compared to 2016. This is principally the result of an increase in sales volumes in 2017, resulting in recognizing the capitalized operating costs associated with the crude oil inventory in the period. On a per bbl basis, production and operating costs have decreased by 12% compared to 2016. The most significant cost efficiencies were achieved in the areas of labour costs and well servicing. The devaluation of the Egyptian pound, which occurred in Q4 of 2016, also had a positive impact on operating expenses in the year as compared to 2016. The gains realized from increased prices and lower operating costs were offset somewhat by higher transportation and marketing fees incurred on the direct sales of the Company's crude oil. TransGlobe completed three direct sales of crude oil during 2017.
Royalties and taxes as a percentage of revenue were 53% in 2017 compared with 61% for 2016. Royalties and taxes are settled on a production basis, so the correlation of royalties and taxes to oil sales fluctuates depending on the timing of inventoried oil sales. As such, in periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher and in periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower.
The average selling price for the year-ended December 31, 2017 was $44.55/bbl, which was $9.70/bbl lower than the average Dated Brent oil price of $54.25/bbl for 2017 (2016 - $43.55/bbl). Generally the difference in the average Dated Brent price and the Company's realized selling price is due to a gravity/quality differential and is impacted by the timing of direct sales.

Canada
	2017		2016
(000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	10,464	48.67	266	40.38
Natural gas sales	4,120	10.19	152	10.83
NGL sales	7,684	21.31	214	17.20
Total sales	22,268	22.73	632	19.12
Royalties	4,791	4.89	132	3.99
Operating expenses	5,507	5.62	269	8.14
Transportation	793	0.81	12	0.36
Netback	11,177	11.41	219	6.63
The Canadian financial information presented in the table above represent 2017 full year activity and 12 days of activity for 2016, following the closing of the Harmattan acquisition on December 20, 2016.
Netbacks in Canada for 2017 were $11.41 per boe, which represents an increase of $4.78 per boe as compared to 2016. The increased netback was primarily attributable to increased average commodity prices and as a result of cost containment efforts in 2017 which focused on increased operational efficiencies, field optimization work, and competitive tendering of service contracts. The Company executed a strong optimization program during 2017, resulting in minimal downtime and reduced operating expenses.

TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with an established royalty regime. In Alberta, crown royalty rates are based on reference commodity prices, production levels and well depths and are offset by certain incentive programs (which typically have a finite period of time and are in place to promote drilling activity by reducing overall royalty expense).
For the year-ended December 31, 2017, the Company incurred $4.8 million in royalty costs. Royalties amounted to 22% of petroleum and natural gas sales revenue in 2017.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	2017		2016
(000s, except per boe amounts)	$	$/boe	$	$/boe
G&A (gross)	16,033	2.61	18,716	4.58
Stock-based compensation	1,478	0.24	2,418	0.59
Capitalized G&A and overhead recoveries	(2,258)	(0.37)	(3,579)	(0.88)
G&A (net)	15,253	2.48	17,555	4.29

G&A expenses (net) for 2017 decreased 13% as compared with 2016 (42% decrease on a per boe basis). G&A (gross) for 2017 decreased 14% as compared with 2016 (43% decrease on a per boe basis). This was primarily due to reduced staffing and office costs. G&A on a per boe basis decreased due to a 51% sales volume increase in 2017 compared with 2016.
Capitalized G&A for 2017 decreased 37%, as compared with 2016 (58% on a per boe basis). In 2016, the Company's capital spending commitments in Egypt were secured by letters of credit drawn on the Company's borrowing base facility. Banking fees associated with these letters of credit in the amount of $1.0 million were capitalized for the year-ended December 31, 2016. In December 2016 the Company terminated its Egypt borrowing base facility, and the spending commitments were secured by a cash collateralized letter of credit facility.

2017	15

FINANCE COSTS
Finance costs for the year ended December 31, 2017 increased to $6.2 million compared with $6.1 million in 2016.

(000s)	2017	2016
Convertible debentures	$1,089	$4,418
Long-term debt	3,994	—
Note payable	532	140
Reserves based lending facility	289	—
Borrowing base facility	—	786
Amortization of deferred financing costs	329	724
Finance costs	$6,233	$6,068

Convertible Debentures

Interest expense on the convertible debentures decreased to $1.1 million in 2017, compared with $4.4 million in 2016. Interest on the convertible debentures was paid in Canadian dollars, and therefore fluctuated from period to period depending on the strength of the Canadian dollar relative to the US dollar. The convertible debentures outstanding at December 31, 2016 were repaid in full on March 31, 2017 using the proceeds of the prepayment agreement.

Prepayment Agreement

On February 10, 2017, the Company completed a $75.0 million crude oil prepayment agreement between its wholly-owned subsidiary, TransGlobe Petroleum International Inc. ("TPI") and Mercuria Energy Trading S.A. ("Mercuria") of Geneva, Switzerland.

TPI's obligations under the prepayment agreement are guaranteed by the Company and the subsidiaries of TPI (the "Guarantors"). The obligations of TPI and the Guarantors will be supported by, among other things, a pledge of equity held by the Company in TPI and a pledge of equity held by TPI in its subsidiaries. The funding arrangement has a term of four years, maturing March 31, 2021 and advances bear interest at a rate of LIBOR plus 6.0%. The funding arrangement is revolving with each advance to be satisfied through the delivery of crude oil to Mercuria. Further advances become available upon delivery of crude oil to Mercuria up to a maximum of $75.0 million and subject to compliance with the other terms and conditions of the prepayment agreement. The prepayment agreement was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. The prepayment agreement is classified as long-term debt in the Company's financial statements. Financing costs of $1.5 million will be amortized over the term of the prepayment agreement using the effective interest rate method. Interest expense on the prepayment agreement in 2017 was $4.0 million.

The prepayment agreement is subject to certain covenants, the details of which are outlined in Note 20 to the Company's Consolidated Financial Statements.

Reserves Based Lending Facility

As at December 31, 2017, the Company had in place a revolving Canadian reserves-based lending facility with Alberta Treasury Branches ("ATB") totaling C$30.0 million ($24.0 million), of which C$14.0 million ($11.2 million) was drawn.

The facility borrowing base is re-calculated no less frequently than on a semi-annual basis of May 31 and November 30 of each year, or as requested by the lender. Lender shall notify the Company of each change in the amount of the borrowing base. In the event that lender re-calculates the borrowing base to be an amount that is less than the borrowings outstanding under the facility, the Company shall repay the difference between such borrowings outstanding and the new borrowing base within 45 days of receiving notice of the new borrowing base.

The Company may request an extension of the term date by no later than 90 days prior to the then current term date, and lender may in its sole discretion agree to extend the term date for a further period of 364 days. Unless extended, before May 11, 2018, any unutilized amount of the facility will be cancelled, and the amount of the facility will be reduced to the aggregate borrowings outstanding on that date. The balance of all amounts owing under the facility are due and payable in full on the date falling one year after the term date. If no extension is granted by the lender, the amounts owing pursuant to the facility are due at the maturity date. The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 1.25% to 3.25% depending on the Company's net debt to trailing cash flow ratio. The revolving reserve-based lending facility was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. Financing costs of $0.1 million will be amortized over the term of the agreement using the effective interest rate method. Interest expense on the revolving reserves-based lending facility at December 31, 2017 was $0.3 million.

Note Payable

On December 20, 2016, the Company closed the acquisition of certain petroleum properties in west central Alberta, Canada. The acquisition was partially funded by a vendor take-back note of C$15.0 million ($11.2 million). The note payable had a 24-month term and bore interest at a rate of 10% per annum. The Company repaid the outstanding vendor take-back note balance of C$13.6 million ($10.0 million) on May 16, 2017. Repayment was made using the revolving reserves-based lending facility. Interest expense on the note payable at December 31, 2017 was $0.5 million.

Borrowing Base Facility
In December 2016 the Company terminated its Borrowing Base Facility. There were no amounts outstanding under the Borrowing Base Facility at the time of termination; however, the Company was utilizing approximately $16.0 million in the form of letters of credit to support its exploration commitments in Egypt. The letters of credit outstanding under the borrowing base facility were transferred to a bilateral letter of credit facility with

16	2017

Sumitomo Mitsui Banking Corporation ("SMBC"). The issued letters of credit under the bilateral letter of credit facility were secured by cash collateral which was on deposit with SMBC. The exploration commitments associated with the cash collateralized letter of credit facility were fulfilled in 2017.
All remaining deferred financing costs related to the Borrowing Base Facility were expensed at the time of termination of the facility.
DEPLETION AND DEPRECIATION (“DD&A”)

	2017		2016
(000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt	30,653	5.93	28,386	7.00
Canada	8,985	9.17	303	9.16
Corporate	398	—	488	—
	40,036	6.51	29,177	7.14
In Egypt, DD&A decreased 15% on a per Bbl basis in 2017 as compared to 2016. The decrease is primarily related to a lower depletable cost base, which is the result of a 7% reduction in future development costs.
In Canada, DD&A was $9.17 per boe, which was consistent with the DD&A per barrel recognized in 2016.
IMPAIRMENT OF EXPLORATION AND EVALUATION PROPERTIES
The Company completed an impairment evaluation on all exploration and evaluation ("E&E") assets as at December 31, 2017. E&E assets are tested for impairment when they are reclassified to petroleum properties and also if facts and circumstances suggest that the carrying amount of E&E assets may exceed their recoverable amount. Indications of impairment include:

1.	Expiry or impending expiry of lease with no expectation of renewal;

2.	Lack of budget or plans for substantive expenditures on further E&E;

3.	Cessation of E&E activities due to a lack of commercially viable discoveries; and

4.	Carrying amounts of E&E assets are unlikely to be recovered in full from a successful development project.

For the year ended December 31, 2017 the Company recorded an impairment loss of $79.0 million on its exploration and evaluation assets. The impairment loss was split between the South West Gharib concession ($1.2 million), the North West Gharib concession ($67.5 million) and the South Alamein concession ($10.3 million).
At South West Gharib, it was determined during Q1-2017 that an impairment loss was necessary as no commercial quantities of oil were discovered, and no further drilling activities were planned. The South West Gharib exploration lands have been fully evaluated and all commitments had been met at the end of the first exploration phase. The Company elected to not enter the second exploration period and relinquished the concession in 2017.
At North West Gharib, the recoverable amount of the North West Gharib CGU was $4.4 million. The remaining North West Gharib exploration and evaluation assets were written down to nil during the second quarter. The North West Gharib exploration lands have been fully evaluated and all commitments had been met at the end of the first exploration phase. The Company elected to not enter the second exploration period. The Company filed for and received four development leases in the North West Gharib concession, all remaining exploration lands not covered by development leases were relinquished.
At South Alamein, it was determined during Q3-2017 that an impairment loss was necessary, due to the results of the Boraq 5 well and the uncertainty of an economic development of Boraq in the future. The Company completed testing two zones in the Boraq 5 appraisal well. The Boraq 5 well failed to produce any hydrocarbons from the two zones and was plugged and abandoned.
In 2016, the Company recorded an impairment loss of $33.4 million on its exploration and evaluation assets. The impairment loss was related principally to the South East Gharib and South West Gharib concessions in Egypt. The impairment loss recognized on these two concessions represented the entire intangible exploration and evaluation asset balances on the concessions, as the recoverable amounts of the concessions were determined to be nil. The Company relinquished its interest in South East Gharib in November 2016, and relinquished its interest in South West Gharib in the first half of 2017 as no commercially viable quantities of oil had been discovered on either concession. At South West Gharib, the Company drilled two wells during Q1-2017, both of which were dry and abandoned. An impairment loss was recorded in the first quarter of 2017 in an amount equal to the capital costs associated with these wells.

CAPITAL EXPENDITURES

($000s)	2017	2016
Egypt	31,151	26,658
Canada	6,967	—
Property acquisitions	—	59,475
Corporate	41	—
Total	38,159	86,133

2017	17

In Egypt, total capital expenditures in 2017 were $31.2 million (2016 - $26.7 million). The Company spent $13.4 million in drilling, $4.9 million on seismic acquisition, $2.9 million on completions, $1.1 million on workovers and $3.9 million on facilities construction/maintenance and $1.0 million related to the approval for three development leases.
In Egypt, during the year 2017, the Company drilled ten exploration wells, four development wells and one appraisal well.  Seven exploration wells were drilled at NW Gharib resulting in two oil discoveries (NWG 26, NWG 27) and five dry holes (NWG 3A side track, NWG 28, NWG 39, NWG 40 and NWG 42).  At SW Gharib, the Company drilled two exploration wells, both of which were dry and abandoned.  At South Alamein the Company drilled one exploration well, Boraq 5, resulting in a dry hole.  At West Gharib, the second of two infill development oil wells in Arta Red Bed pool was drilled and at West Bakr the K-47 development well was drilled and cased as an Asl A oil well in the South-K field.  At NW Gharib, the Company drilled two development oil wells, NWG 38A1 and NWG 38A2, in the NW Gharib 38 Red Bed pool.  In addition, the Company drilled one appraisal well at NWG 3A that was dry and abandoned.
In Canada, the Company equipped and tied in three horizontal Cardium oil wells in Harmattan during the year. The three wells were drilled, completed and equipped for approximately $2.1 million (C$2.6 million) each.
FINDING AND DEVELOPMENT COSTS/FINDING, DEVELOPMENT AND NET ACQUISITION COSTS
Finding and development (“F&D”) costs are calculated as the aggregate of exploration costs, development costs and the change in estimated future development costs divided by the applicable reserve additions. Finding, development and acquisition (“FD&A”) costs incorporate acquisitions, net of any dispositions during the year. The Company expects to fund the development costs of the reserves through a combination of sources including funds flow from operations, debt capacity, proceeds from property dispositions and if necessary, the issuance of Common Shares.
Changes in forecast future development capital occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect the independent evaluator’s best estimate of what it will cost to bring the proved plus probable undeveloped reserves on production at that time. Undiscounted future development costs ("FDC") for proved plus probable undeveloped reserves decreased $12.0 million compared to year-end 2016, to total $127.5 million at year end 2017. The change in FDC is attributable to reduced estimates after actual costs incurred in the Company’s most recent capital program were lower than previously budgeted.
Estimates of reserves and future net revenues have been made assuming the development of each property, in respect of which the estimate is made, will occur, without regard to the likely availability to us of funding required for the development. There can be no guarantee that funds will be available or that we will allocate funding to develop all of the reserves attributed in the reserves evaluator's report. Failure to develop those reserves would have a negative impact on future funds flow from operations.

The interest or other costs of external funding are not included in the reserves and future net revenue estimates and would reduce reserves and future net revenues to some degree depending upon the funding sources utilized. TransGlobe does not anticipate that interest or other funding costs would make development of any property uneconomic.

Proved
($000s, except volumes and $/boe amounts)	2017	2016	2015
Total capital expenditures	38,159	26,658	42,902
Acquisitions[1]	—	59,475	2,000
Dispositions	—	—	(1,500)
Net change from previous year’s future capital	(13,311)	60,084	(9,024)
	24,848	146,217	34,378
Reserve additions and revisions (Mboe)
Exploration and development	3,262	5,138	990
Acquisitions, net of dispositions	—	11,667	(300)
Total reserve additions (Mboe)	3,262	16,805	690
Average cost per boe
F&D	7.62	4.02	34.22
FD&A	7.62	8.70	49.83
Three-year weighted average cost per boe
F&D	8.45	58.03	83.93
FD&A	9.88	19.58	110.07
[1]   The 2016 Acquisitions figure consists entirely of acquisition costs on the Canadian assets. The 2015 Acquisitions figure relates to acquisition costs on the NW Sitra concession agreement that was awarded to the Company in the 2014 EGPC bid round and ratified into law in 2015.

Note:
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

18	2017

Proved Plus Probable
($000s, except volumes and $/boe amounts)	2017	2016	2015
Total capital expenditure	38,159	26,658	42,902
Acquisitions[1]	—	59,475	2,000
Dispositions	—	—	(1,500)
Net change from previous year’s future capital	(12,009)	110,102	(30,741)
	26,150	196,235	12,661
Reserve additions and revisions (Mboe)
Exploration and development	1,538	4,906	1,498
Acquisitions, net of dispositions	—	20,744	(936)
Total reserve additions (Mboe)	1,538	25,650	562
Average cost per boe
F&D	17.00	3.66	8.03
FD&A	17.00	7.65	22.53
Three-year weighted average cost per boe
F&D2	7.07	231.05	—
FD&A2	8.47	14.51	—
[1]   The 2016 Acquisitions figure consists entirely of acquisition costs on the Canadian assets. The 2015 Acquisitions figure relates to acquisition costs on the NW Sitra concession agreement that was awarded to the Company in the 2014 EGPC bid round and ratified into law in 2015.

         2    In 2015, the three-year weighted average F&D and FD&A costs on a 2P basis were negative. The negative F&D and FD&A costs are driven primarily by negative reserve revisions in 2014. The Company did not make sufficient new discoveries to offset the negative technical revisions in 2014, resulting in negative F&D and FD&A costs which are meaningless on a per Bbl basis.

Note:
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

RECYCLE RATIO

	Three-Year
Proved	Weighted
	Average[2]	2017	2016	2015
Netback ($/boe)[1]	1.59	8.08	(3.12)	(3.12)
Proved F&D costs ($/boe)	8.45	7.62	4.02	34.22
Proved FD&A costs ($/boe)	9.88	7.62	8.80	49.83
F&D Recycle ratio[2]	0.19	1.06	—	—
FD&A Recycle ratio[2]	0.16	1.06	—	—
[1]   Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, selling, G&A (excluding non-cash items), realized foreign exchange
    (gain) loss, cash finance costs and current income tax expense per Bbl of production.

    2    In 2016 and 2015, recycle ratios were negative as a result of negative netbacks. Negative recycle ratios are meaningless and have therefore been presented as nil. The negative netbacks for 2016 and 2015 were included in the three-year weighted average recycle ratios.

	Three-Year
Proved Plus Probable	Weighted
	Average[2]	2017	2016	2015
Netback ($/boe)[1]	1.59	8.08	(3.12)	(3.12)
Proved plus Probable F&D costs ($/boe)	7.07	17.00	3.66	8.03
Proved plus Probable FD&A costs ($/boe)	8.46	17.00	7.65	22.53
F&D Recycle ratio[2]	0.22	0.48	—	—
FD&A Recycle ratio[2]	0.19	0.48	—	—
[1]    Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, selling, G&A (excluding non-cash items), realized foreign exchange
   (gain) loss, cash finance costs and current income tax expense per Bbl of production.

     2    In 2016 and 2015, recycle ratios were negative as a result of negative netbacks. Negative recycle ratios are meaningless and have therefore been presented as nil. The negative netbacks for 2016 and 2015 were included in the three-year weighted average ratios.

The 2017 recycle ratio is positive as a result of positive recycle ratio netbacks in the year. The positive netbacks were primarily the result of higher oil prices, combined with the Company selling three cargo's of entitlement crude oil totaling 1,468,726 barrels and selling an additional 1,121,391 barrels of inventoried entitlement crude oil to EGPC, resulting in an overall decrease in inventoried crude oil by 488,326 barrels from 2016.
The recycle ratio is calculated by dividing the recycle netback by the proved and proved plus probable finding and development costs on a per boe basis.

2017	19

Recycle Netback Calculation

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, selling, G&A (excluding non-cash items), realized foreign exchange (gain) loss, interest and current income tax expense per boe of production.

($000s, except volumes and per boe amounts)	2017	2016	2015
Net loss	(78,736)	(87,665)	(105,600)
Adjustments for non-cash items:
Depletion, depreciation and amortization	40,036	29,177	42,875
Accretion	256	—	—
Stock-based compensation	1,478	2,418	2,787
Deferred income taxes	—	(3,009)	(36,041)
Amortization of deferred financing costs	329	724	849
Amortization of deferred lease inducement	(91)	(95)	(104)
Realized loss on commodity contracts	7,970	956	688
Unrealized foreign exchange (gain) loss	(35)	4,292	(11,333)
Unrealized loss on financial instruments	151	7,027	6,615
Impairment loss	79,025	33,426	85,373
Asset retirement obligations settled	(695)	—	—
Recycle netback	49,688	(12,749)	(13,639)
Sales volumes (Mboe)	6,150	4,086	4,372
Recycle netback per boe	8.08	(3.12)	(3.12)

OUTSTANDING SHARE DATA
As at December 31, 2017, the Company had 72,205,369 common shares issued and outstanding and 4,958,553 stock options issued and outstanding, which are exercisable in accordance with their terms into an equal number of common shares of the Company.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay current liabilities and debt. TransGlobe’s capital programs are funded by its existing working capital and cash provided from operating activities. TransGlobe’s net debt to funds flow from operations ratio has improved significantly from 2016 as a result of a better oil price environment and increased sales of inventoried entitlement oil. As at December 31, 2017, net debt-to-funds flow from operations improved to 0.3 (December 31, 2016 - negative 12.0) as a result of positive funds flow from operations for the trailing 12 months. The Company's funds flow from operations can vary significantly from year to year depending on the timing of tanker liftings, and these fluctuations in funds flow impact the Company's net debt-to-funds flow from operations ratio. TransGlobe's management will continue to steward its capital and focus on cost control in order to maintain balance sheet strength through the current oil price environment.

20	2017

The table illustrates TransGlobe’s sources and uses of cash during the years ended December 31, 2017 and 2016:

Sources and Uses of Cash
($000s)	2017	2016
Cash sourced
Funds flow from operations[1]	55,592	(8,361)
Transfer from restricted cash	18,323	—
Increase in long-term debt	85,328	—
Other	548	—
	159,791	(8,361)
Cash used
Capital expenditures	38,159	26,658
Deferred financing costs	1,554	—
Transfer to restricted cash	—	17,462
Property acquisitions	—	48,313
Repayment of long-term debt	15,000	—
Repayment of convertible debentures	73,375	—
Repayment of note payable	11,041	—
Finance costs	6,952	5,288
Other	—	2,212
	146,081	99,933
	13,710	(108,294)
Changes in non-cash working capital	2,271	12,852
Increase (decrease) in cash and cash equivalents	15,981	(95,442)
Cash and cash equivalents – beginning of year	31,468	126,910
Cash and cash equivalents – end of year	47,449	31,468
[1]   Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by funds flow from operations and cash on hand. The Company expects to fund its 2018 exploration and development program of $41.3 million, including contractual commitments, through the use of working capital and funds flow from operations. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.
Working capital is the amount by which current assets exceed current liabilities. At December 31, 2017, the Company had a working capital surplus of $50.6 million (December 31, 2016 - deficiency of $16.8 million). The increase to working capital in 2017 is principally due to the repayment of the convertible debt, which was a current liability at year-end 2016, (using the proceeds from the prepayment agreement) and increased sales of inventoried entitlement oil, as well as better crude pricing and lower Gharib blend differentials, offset by lower natural gas prices in Canada. During 2017, the Company repaid $15.0 million of the amount outstanding under the prepayment agreement with cash on hand.
As at December 31, 2017, the Company held 776,754 barrels of entitlement oil as inventory, which represents approximately five months of entitlement oil production. Crude oil inventory levels fluctuate from year to year depending on the timing and size of tanker liftings in Egypt. Since the Company began directly marketing its oil on January 1, 2015, both increases and decreases in crude oil inventory levels have been experienced from year to year. Throughout 2016 and Q1-2017 there was a steady increase in crude oil inventory levels, as production outpaced sales. In Q2-2017, Q3-2017 and Q4-2017, crude oil inventory levels dropped as a result of crude oil sales being greater than our production. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows.
The Company's third cargo lifting of 2017 was completed in November and proceeds from the lifting were received in December. The Company now enjoys a 30-day collection cycle as a result of direct marketing to third party international buyers. Depending on the Company's assessment of the credit of crude cargo buyers, buyers may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings, which has significantly reduced the Company's credit risk profile. The Company expects to complete both external sales (tanker liftings) and internal sales in 2018. The Company works with EGPC on a continuous basis to schedule tanker liftings and management has arranged for four liftings in 2018.
The Company now has a receivables balance of $14.2 million due from EGPC. During 2017, the Company sold 1,121,391 barrels of inventoried entitlement crude oil to EGPC for $48.5 million to cover in-country expenditures. The Company collected $47.8 million of accounts receivable from EGPC during 2017.
At December 31, 2017, the Company had in place a revolving Canadian reserves-based lending facility with ATB totaling C$30.0 million ($24.0 million), of which C$13.6 million ($10.0 million) was drawn on May 16, 2017 to repay the remaining outstanding vendor take-back note balance in full for $C13.6 million ($10.0 million). As at December 31, 2017, C$14.0 million ($11.2 million) was drawn. Subsequent to year-end, the Company repaid C$2.0 million ($1.6 million) towards the reserves-based lending facility.
As at December 31, 2017, the Company had no restricted cash (December 31, 2016 - $18.3 million). Restricted cash represented a cash collateralized letter of credit facility that was used to guarantee the Company's commitments on its Egyptian exploration concessions.
The Company terminated its Borrowing Base Facility in December 2016. There were no amounts drawn on the Borrowing Base Facility at any time in 2016.
To date, the Company has experienced no difficulties with transferring funds abroad (see "Risks").

2017	21

PRODUCT INVENTORY
Product inventory consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis. All oil produced is delivered to EGPC facilities, and EGPC also owns the storage and export facilities where the Company's product inventory is sold from. The Company requires EGPC approval to schedule liftings and works with EGPC on a continuous basis to schedule tanker liftings. Crude oil inventory levels fluctuate from year to year depending on EGPC approvals granted and the timing and size of tanker liftings in Egypt. As at December 31, 2017, the Company had 776,754 barrels of entitlement oil as inventory, which represents approximately five months of entitlement oil production. Since the Company began directly marketing its oil on January 1, 2015, both increases and decreases in crude oil inventory levels have been experienced from year to year. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows. The Company expects to complete both external sales (tanker liftings) and internal sales to EGPC in 2018, and anticipates that 2018 year-end crude oil inventory will remain at less than 1 million barrels, subject to the current tanker lifting schedule. Four tanker liftings are currently scheduled for in 2018, with expected total shipment volumes of approximately 1.8 to 2.1 MMbbl. Inventoried entitlement crude oil has been reduced by 488,326 barrels in 2017 compared to 2016.

	Year ended	Year ended
(bbls)	December 31, 2017	December 31, 2016
Product inventory, beginning of period	1,265,080	923,106
TransGlobe entitlement production	2,101,792	2,036,483
Tanker liftings	(1,468,727)	(1,694,509)
EGPC sales	(1,121,391)	—
Product inventory, end of period	776,754	1,265,080

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period1 2
	Recognized
	in Financial	Contractual	Less than
	Statements	Cash Flows	1 year	1-3 years	4-5 years
Accounts payable and accrued liabilities	Yes - Liability	27,104	27,104	—	—
Long-term debt	Yes - Liability	69,999	—	11,207	58,792
Financial derivative instruments	Yes - Liability	7,970	4,015	3,955	—
Convertible debentures	Yes - Liability	—	—	—	—
Note payable	Yes - Liability	—	—	—	—
Office and equipment leases[3]	No	3,587	1,707	1,880	—
Minimum work commitments[4]	No	5,129	5,129	—	—
Total		113,789	37,955	17,042	58,792
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at December 31, 2017 exchange rates.
[3] Office and equipment leases include all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.
Pursuant to the PSC for North West Gharib in Egypt, the Company had a minimum financial commitment of $35.0 million and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial three year exploration period, which commenced on November 7, 2013. The Company received a six month extension to the initial exploration period, which extended to May 7, 2017. The Company completed the initial exploration period work program and met all financial commitments during the second quarter of 2017. The Company elected not to enter the second exploration period and has relinquished the remaining exploration lands not covered by the four development leases.
Pursuant to the PSC for South West Gharib in Egypt, the Company had a minimum financial commitment of $10.0 million and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three year exploration period, which commenced on November 7, 2013. The Company received a six month extension to the initial exploration period, which extended to May 7, 2017. As no commercially viable quantities of oil were discovered at South West Gharib, the Company relinquished its interest in the concession on May 7, 2017. The Company met its financial commitment during the first quarter of 2017.

Pursuant to the PSC for South Ghazalat in Egypt, the Company had a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013 and reached its primary term on November 7, 2016. Prior to expiry, the Company elected to enter the first two-year extension period (expiry November 7, 2018). The Company had met its financial commitment for the first phase ($8.0 million) and the first extension ($4.0 million), however the Company had not completed the first phase work program. Prior to entering the first extension the Company posted a $4.0 million performance bond with EGPC to carry forward two exploration commitment wells into the first extension period. The $4.0 million performance bond is supported by a production guarantee from the Company's producing concessions which will be released when the commitment wells have been drilled. In accordance with the concession agreement the Company relinquished 25% of the original exploration acreage prior to entering the first extension period. In addition, the first extension period has an additional financial commitment of $4.0 million, which has been met, and two additional exploration wells.

2017	22

Pursuant to the PSC for North West Sitra in Egypt, the Company has a minimum financial commitment of $10.0 million ($5.1 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at December 31, 2017, the Company had expended $4.9 million towards meeting the financial and operating commitment, with the acquisition of 600 square kilometers of 3-D seismic in 2017.
In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2017.
ASSET RETIREMENT OBLIGATION
At December 31, 2017, TransGlobe recorded an asset retirement obligation ("ARO") of $12.3 million (2016 - $12.1 million) for the future abandonment and reclamation costs associated with the Harmattan assets. The estimated ARO includes assumptions in respect of actual costs to abandon wells and/or reclaim the properties, the time frame in which such costs will be incurred, as well as annual inflation factors in order to calculate the undiscounted total future liability. TransGlobe calculated the present value of the obligations using discount rates between 1.68% and 2.26% to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates.
Under the terms of the Production Sharing Contracts TransGlobe is not responsible for ARO in Egypt.
DERIVATIVE COMMODITY CONTRACTS
In conjunction with the recently executed prepayment agreement, TPI has also entered into a marketing contract with Mercuria to market nine million barrels of TPI’s Egypt entitlement production. The pricing of the crude oil sales will be based on market prices at the time of sale. The Company is committed to hedge 60% of its forecasted 1P entitlement production.
The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.
There were eleven outstanding derivative commodity contracts as at December 31, 2017 (December 31, 2016 - nil), the fair values of which have been presented as liabilities on the Consolidated Balance Sheet.
The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at December 31, 2017:

Financial Brent Crude Oil Contracts
Transaction Date	Period Hedged	Contract	Volume bbl	Bought Put USD$/bbl	Sold Call USD$/bbl	Sold Put USD$/bbl
7-Apr-17	Mar-18	3-Way Collar	250,000	53.00	61.15	44.00
12-Apr-17	Jun-18	3-Way Collar	250,000	54.00	63.10	45.00
12-Apr-17	Sep-18	3-Way Collar	250,000	54.00	64.15	45.00
12-Apr-17	Dec-18	3-Way Collar	250,000	54.00	65.45	45.00
23-May-17	Jul 2020 - Dec 2020[1]	3-Way Collar	300,000	54.00	63.45	45.00
31-Aug-17	Jan 2020 - Jun 2020[2]	3-Way Collar	300,000	54.00	61.25	46.50
12-Oct-17	Jan 2019 - Dec 2019[3]	3-Way Collar	396,000	53.00	62.10	46.00
26-Oct-17	Jan 2019 - Dec 2019[4]	3-Way Collar	399,996	54.00	61.35	46.00
1. 50,000 bbls per calendar month through Jul 2020 - Dec 2020
2. 50,000 bbls per calendar month through Jan 2020 - Jun 2020
3. 33,000 bbls per calendar month through Jan 2019 - Dec 2019
4. 33,333 bbls per calendar month through Jan 2019 - Dec 2019

Financial WTI Crude Oil Contracts
Transaction Date	Period Hedged	Contract	Volume bbl	Sold Swap USD$/bbl	Bought Put CAD$/bbl	Sold Call CAD$/bbl
15-Dec-17	Jan 2018 - Dec 2018[1]	Swap	60,225	56.35	—	—
15-Dec-17	Jan 2018 - Dec 2018[1]	Put Option	60,225	—	64.00	—
15-Dec-17	Jan 2018 - Dec 2018[1]	Call Option	60,255	—	—	78.85
1. 165 bbls per day

2017	23

OFF BALANCE SHEET ARRANGEMENTS
The Company has certain lease arrangements, all of which are reflected in the Commitments and Contingencies table, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the Consolidated Balance Sheet as of December 31, 2017.

RISKS
TransGlobe’s results are affected by a variety of business risks and uncertainties in the international petroleum industry including but not limited to:

•	Financial risks;

•	Market risks (such as commodity price, foreign exchange and interest rates);

•	Credit risks;

•	Liquidity risks;

•	Operational risks including capital, operating and reserves replacement risks;

•	Safety, environmental, social and regulatory risks; and

•	Political risks.
Many of these risks are not within the control of management, but the Company has adopted several strategies to reduce and minimize the effects of these risks:
Financial risk
Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on TransGlobe.
The Company actively manages its cash position and maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flow from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.
The frequent political changes that have created financial instability in Egypt since 2011 could present challenges to the Company if the issues persist over an extended period of time. Continued instability could reduce the Company’s ability to access debt, capital and banking markets. To mitigate potential financial risk factors, the Company maintains a strong liquidity position and management regularly evaluates operational and financial risk strategies and continues to monitor the 2018 capital budget and the Company’s long-term plans. In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company anticipates that direct sales will continue to reduce financial risk in future periods.
Market risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include commodity prices, foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.
Commodity price risk
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil and gas production.
Any movement in commodity prices would have an effect on the Company’s financial condition which could result in the delay or cancellation of drilling, development or construction programs, all of which could have a material adverse impact on the Company. Therefore, the Company uses financial derivative contracts from time to time as deemed necessary to manage fluctuations in commodity prices in the normal course of operations. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.
Foreign currency exchange risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, long-term debt, former convertible debentures, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes that 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would increase the net loss for the year ended December 31, 2017 by approximately $0.5 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease the net loss by $0.4 million for the same period. The Company does not utilize derivative instruments to manage this risk.
The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance for 2017 was $0.8 million (2016 - $3.9 million) in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound

24	2017

against the U.S. dollar would increase the net loss for the year ended December 31, 2017 by approximately $0.1 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease the net loss by $0.1 million for the same period. The Company does not currently utilize derivative instruments to manage foreign currency exchange risk.
Interest rate risk
Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest debt. No derivative contracts were entered into during 2017 to mitigate interest rate risk. When assessing interest rate risk applicable to the Company’s variable interest, U.S. dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net earnings, for the year ended December 31, 2017, by $0.5 million and conversely the effect of interest rates decreasing by 1% would increase the Company’s net earnings, for the year ended December 31, 2017, by $0.5 million.
Credit risk
Credit risk is the risk of loss if counter-parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil and gas operations. The Company is and may in the future be exposed to third-party credit risk through its contractual arrangements with its current or future joint interest partners, marketers of its petroleum production and other parties, including the government of Egypt. Significant changes in the oil and gas industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company’s ability to realize the full value of its accounts receivable. The Company historically has had significant receivables outstanding from the Government of Egypt. In the past, the timing of payments on these receivables from the Government of Egypt were longer than normal industry standard. Despite these factors, the Company expects to collect these receivables in full, though there can be no assurance that this will occur. In the event the Government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operating activities and its ability to conduct its ongoing capital expenditure program. The Company has not experienced any material credit loss in the collection of accounts receivable to date.
TransGlobe entered into a joint marketing arrangement with EGPC in December 2014. In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. Buyers may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. The Company anticipates that direct sales will continue to reduce credit risk in future periods.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.
The Company actively maintains its credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs. All of the payments received from the lifting and sale of the Company's entitlement crude oil are deposited directly to its accounts held in London, England.
Crude oil inventory levels fluctuate from quarter to quarter depending on the timing and size of tanker liftings in Egypt. Since the Company began directly marketing its oil on January 1, 2015, both increases and decreases in crude oil inventory levels have been experienced from quarter to quarter. Throughout 2016 and Q1-2017 there was a steady increase in crude oil inventory levels, as production outpaced sales. In Q2-2017, Q3-2017 and Q4-2017, crude oil inventory levels dropped as a result of crude oil sales being greater than our production. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows.
To date, the Company has experienced no difficulties with transferring funds abroad.
Operational risk
The Company’s future success largely depends on its ability to exploit its current reserve base and to find, develop or acquire additional oil reserves that are economically recoverable. Failure to acquire, discover or develop these additional reserves will have an impact on cash flows of the Company.
To mitigate these operational risks, as part of its capital approval process, the Company applies rigorous geological, geophysical and engineering analysis to each prospect. The Company utilizes its in-house expertise for all international and domestic ventures or employs and contracts professionals to handle each aspect of the Company’s business. The Company retains independent reserve evaluators to determine year-end Company reserves and estimated future net revenues.
The Company also mitigates operational risks by maintaining a comprehensive insurance program according to customary industry practice, but cannot fully insure against all risks.
Safety, environmental, social and regulatory risk
To mitigate safety, environmental and social risks, TransGlobe conducts its operations in accordance with the Company's Health, Safety, Environmental, and Social Responsibility Policy to ensure compliance with government regulations and guidelines. Monitoring and reporting programs for environmental health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Security risks are managed through security procedures designed to protect TransGlobe's personnel and assets. The Company has a Whistleblower Protection Policy which protects employees if they raise any concerns regarding TransGlobe's operations, accounting or internal control matters.
Regulatory and legal risks are identified and monitored by TransGlobe's corporate team and external legal professionals to ensure that the Company continues to comply with laws and regulations.

2017	25

Political risk
TransGlobe operates in countries with political, economic and social systems which subject the Company to a number of risks that are not within the control of the Company. These risks may include, among others, currency restrictions and exchange rate fluctuations, loss of revenue and property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks, increases in taxes and governmental royalties, changes in laws and policies governing operations of companies, economic and legal sanctions and other uncertainties arising from foreign and domestic governments.
Egypt has been experiencing significant political changes over the past seven years and while this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. The current government has added stability in the Egyptian political landscape; however, the possibility of future political changes exists. Future political changes could have a negative impact on the Company's operations.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in accordance with IFRS requires that management make appropriate decisions with respect to the selection of accounting policies and in formulating estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.
The following is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company. The information will also aid in assessing the likelihood of materially different results being reported depending on management's assumptions and changes in prevailing conditions which affect the application of these policies and practices. Significant accounting policies are disclosed in Note 3 of the Consolidated Financial Statements.
Oil and gas reserves
TransGlobe's Proved and Probable oil and gas reserves are evaluated and reported on by independent reserve evaluators to the Reserves, Health, Safety, Environment and Social Responsibility Committee comprised of independent directors. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts.
Property and equipment and intangible exploration and evaluation assets
Recognition and measurement
E&E costs related to each license/prospect are initially capitalized within "intangible exploration and evaluation assets." Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable expenses, including remuneration of production personnel and supervisory management, and the projected costs of retiring the assets (if any), but do not include pre-licensing costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to earnings as they are incurred and presented as exploration expenses on the Consolidated Statements of Loss and Comprehensive Loss.
Intangible E&E assets are not depleted. They are carried forward until technical feasibility and commercial viability of extracting a mineral resource is determined. The technical feasibility and commercial viability is considered to be determined when proved and/or probable reserves are determined to exist or they can be empirically supported with actual production data or conclusive formation tests. A review of each cash-generating unit ("CGU") is carried out at least annually. Intangible E&E assets are transferred to petroleum properties as development and production ("D&P") assets upon determination of technical feasibility and commercial viability. The intangible E&E assets being transferred to D&P assets are subject to impairment testing upon transfer.
Petroleum properties and other assets are measured at cost less accumulated depletion, depreciation, and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation; including qualifying E&E costs on reclassification from intangible E&E assets, and for qualifying assets, where applicable, borrowing costs. When significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items.
Gains and losses on disposal of items of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in earnings immediately.
Subsequent costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as petroleum properties or other assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in earnings as incurred. Such capitalized property and equipment generally represent costs incurred in developing Proved and/or Probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.
The carrying amount of any replaced or sold component is derecognized.
Depletion, depreciation and amortization
The depletion, depreciation and amortization of petroleum properties and other assets are recognized in earnings.
The net carrying value of D&P assets included in petroleum properties is depleted using the unit of production method by reference to the ratio of production in the year to the related proved and probable reserves using estimated future prices and costs. Costs subject to depletion include estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually.

26	2017

Proved and probable reserves are estimated using independent reserve evaluator reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially viable. The specified degree of certainty must be a minimum 90% statistical probability that the actual quantity of recoverable reserves will be more than the amount estimated as proved and a minimum 50% statistical probability for proved and probable reserves to be considered commercially viable.
Furniture and fixtures are depreciated at declining balance rates of 20% to 30%, whereas vehicles and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives.
Depreciation methods, useful lives and residual values are reviewed at each reporting date.
Production sharing concessions
International operations conducted pursuant to PSCs are reflected in the Consolidated Financial Statements based on the Company's working interest in such operations. Under the PSCs, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSC establishes specific terms for the Company to recover these costs ("Cost Recovery Oil") and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each quarter. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint interest partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company's share and is recorded net of royalty payments to government and other mineral interest owners. For the Company's international operations; all government interests, except for income taxes, are considered royalty payments. The Company's revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.
Financial instruments
Non-derivative financial instruments
Non-derivative financial instruments comprise cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, long-term debt, the former note payable and previous convertible debentures. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.
Financial assets and liabilities at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition, such as cash and cash equivalents, derivative commodity contracts and the former convertible debentures. Financial instruments are designated at fair value through profit or loss if the Company makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management strategy. Upon initial recognition, any transaction costs attributable to the financial instruments are recognized through earnings when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in earnings.
Other
Other non-derivative financial instruments, such as accounts receivable, accounts payable and accrued liabilities, long-term debt, the prior note payable and restricted cash are measured initially at fair value, then at amortized cost using the effective interest method, less any impairment losses.
Derivative financial instruments
The Company enters into certain financial derivative contracts from time to time in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Company does not designate financial derivative contracts as effective accounting hedges, and thus does not apply hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, the Company's policy is to classify all financial derivative contracts at fair value through profit or loss and to record them on the Consolidated Balance Sheet at fair value. Attributable transaction costs are recognized in earnings when incurred. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not closely related to those of the host contract; when the terms of the embedded derivatives are the same as those of a freestanding derivative; and when the combined contract is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.
NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED
Future changes to accounting policies
As at the date of authorization of the Consolidated Financial Statements the following pronouncements from the International Accounting Standards Board ("IASB") are applicable to TransGlobe and will become effective for future reporting periods, but have not yet been adopted:
IFRS 9 (revised) "Financial Instruments: Classification and Measurement"
In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a single approach to determine whether a financial asset is measured at amortized cost or fair value and replaces the multiple rules in IAS 39. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements; however, where the fair value option is applied to financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive

2017	27

income rather than net earnings, unless this creates an accounting mismatch. In addition, a new expected credit loss model for calculating impairment on financial assets replaces the incurred loss impairment model used in IAS 39. The new model will result in more timely recognition of expected credit losses. IFRS 9 also includes a simplified hedge accounting model, aligning hedge accounting more closely with risk management. The Company does not currently apply hedge accounting. IFRS 9 is effective for years beginning on or after January 1, 2018. This amendment will be adopted by the Company on January 1, 2018 and the Company does not expect the adoption of IFRS 9 amendments to have a material effect on its Consolidated Financial Statements.

IFRS 15 "Revenue from Contracts with Customers"
IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. IFRS 15 will be adopted by the Company on January 1, 2018. The Company is finalizing the review of its sales contracts with customers and does not expect IFRS 15 will have a material impact on the consolidated financial statements. Upon adoption, the Company will expand its disclosures in the notes to the consolidated financial statements including disaggregated revenue streams by product type and any impairment losses recognized on receivables arising from contracts with customers.

IFRS 16 "Leases"

In January 2016, the IASB issued IFRS 16 Leases, replacing IAS 17 Leases. IFRS 16 establishes a set of principles that both parties to a contract apply to provide relevant information about leases in a manner that faithfully represents those transactions. The current standard (IAS 17) requires lessees and lessors to classify their leases as either finance leases or operating leases, with separate accounting treatment depending on the classification of the lease. Under the new standard, the accounting treatment associated with an operating lease will no longer exist, and lessees will be required to recognize assets and liabilities associated with all leased items. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15 Revenue from Contracts with Customers. IFRS 16 will be adopted by the Company on January 1, 2019 and the Company is currently reviewing contracts that are identified as leases.
DISCLOSURE CONTROLS AND PROCEDURES
As of December 31, 2017, an evaluation was carried out, under the supervision and with the participation of the Company's management including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company's disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that all information required to be disclosed by the Company in its annual filings is recorded, processed, summarized and reported within the specified time periods.
Disclosure controls and procedures are defined as controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IASB, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Management has assessed the effectiveness of the Company's internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission framework on Internal Control - Integrated Framework (2013). Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2017. No changes were made to the Company's internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

28	2017

MANAGEMENT'S REPORT
Management’s Responsibility on Financial Statements
The consolidated financial statements of TransGlobe Energy Corporation were prepared by management within acceptable limits of materiality and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.
The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgments made by management.
To ensure the integrity of the consolidated financial statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization and include a written Code of Conduct that applies to all employees, including the Chief Executive Officer and Chief Financial Officer.
Deloitte LLP, an independent registered public accounting firm appointed by the shareholders, has conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of three independent directors, has met with representatives of Deloitte LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements.
Management’s Report On Internal Control Over Financial Reporting
Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records are properly maintained to facilitate the preparation of consolidated financial statements for reporting purposes. Management’s evaluation concluded that the internal control over financial reporting was effective as of December 31, 2017.

Signed by:

“Ross G. Clarkson”	“Edward D. Ok”

Ross G. Clarkson	Edward D. Ok
Chief Executive Officer	Vice President, Finance & Chief Financial Officer

March 5, 2018

2017	29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TransGlobe Energy Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of TransGlobe Energy Corporation and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion
Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Calgary, Canada

March 5, 2018

We have served as the Company's auditor since 1999.

30	2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TransGlobe Energy Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TransGlobe Energy Corporation and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as at and for the year ended December 31, 2017, of the Company and our report dated March 5, 2018, expressed an unmodified/unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Calgary, Canada

March 5, 2018

2017	31

Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of U.S. Dollars, except per share amounts)

	Notes	2017	2016
REVENUE
Petroleum and natural gas sales, net of royalties	8	$148,464	$63,134
Finance revenue	9	108	673
		148,572	63,807

EXPENSES
Production and operating	14	50,212	40,323
Transportation costs		793	12
Selling costs	10	2,495	875
General and administrative		15,253	17,555
Foreign exchange loss		194	3,607
Finance costs	9	6,233	6,068
Depletion, depreciation and amortization	17	40,036	29,177
Accretion	18	256	—
Loss on financial instruments	7, 21	10,992	7,983
Impairment of exploration and evaluation assets	16	79,025	33,426
		205,489	139,026

Loss before income taxes		(56,917)	(75,219)

Income tax expense (recovery) – current	15	21,819	15,455
– deferred	15	—	(3,009)
		21,819	12,446
NET LOSS FOR THE YEAR		$(78,736)	$(87,665)

OTHER COMPREHENSIVE INCOME
Currency translation adjustments - gain		2,793	—
COMPREHENSIVE LOSS FOR THE YEAR		$(75,943)	$(87,665)

Loss per share	25
Basic		$(1.09)	$(1.21)
Diluted		$(1.09)	$(1.21)
See accompanying notes to the Consolidated Financial Statements.

32	2017

Consolidated Balance Sheets
(Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	December 31, 2017	December 31, 2016
ASSETS
Current
Cash and cash equivalents	11	$47,449	$31,468
Restricted cash	13	—	18,323
Accounts receivable	7, 12	18,090	14,836
Prepaids and other		4,745	1,772
Product inventory	14	11,474	19,602
		81,758	86,001
Non-Current
Intangible exploration and evaluation assets	16	41,478	105,869
Property and equipment	17
Petroleum and natural gas assets		200,981	210,027
Other assets		3,485	4,245
		$327,702	$406,142

LIABILITIES
Current
Accounts payable and accrued liabilities	19	$27,104	$24,529
Convertible debentures	21	—	72,655
Derivative commodity contracts	7	4,015	—
Current portion of note payable	20	—	5,581
		31,119	102,765
Non-Current
Derivative commodity contracts	7	3,955	—
Note payable	20	—	5,581
Long-term debt	20	69,999	—
Asset retirement obligation	18	12,332	12,099
Other long-term liabilities		290	381
		117,695	120,826

SHAREHOLDERS’ EQUITY
Share capital	23	152,084	152,084
Accumulated other comprehensive income		2,793	—
Contributed surplus		23,329	22,695
Retained earnings		31,801	110,537
		210,007	285,316
		$327,702	$406,142
See accompanying notes to the Consolidated Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
CEO	Director
Director

2017	33

Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of U.S. Dollars)

	Notes	2017	2016

Share Capital
Balance, beginning of year	23	$152,084	$152,084
Balance, end of year		$152,084	$152,084

Accumulated Other Comprehensive Income
Balance, beginning of year		$—	$—
Currency translation adjustment - gain		2,793	—
Balance, end of year		$2,793	$—

Contributed Surplus
Balance, beginning of year		$22,695	$21,398
Share-based compensation expense	24	634	1,297
Balance, end of year		$23,329	$22,695

Retained Earnings
Balance, beginning of year		$110,537	$198,202
Net loss		(78,736)	(87,665)
Balance, end of year		$31,801	$110,537
See accompanying notes to the Consolidated Financial Statements.

34	2017

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. Dollars)

		Year Ended	Year Ended
	Notes	December 31, 2017	December 31, 2016
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the year		$(78,736)	$(87,665)
Adjustments for:
Depletion, depreciation and amortization	17	40,036	29,177
Accretion	18	256	—
Deferred lease inducement		(91)	(95)
Impairment of exploration and evaluation assets	16	79,025	33,426
Stock-based compensation	24	1,478	2,418
Finance costs	9	6,233	6,068
Income tax expense	15	21,819	12,446
Loss on financial instruments	7, 21	8,121	7,027
Unrealized (gain) loss on foreign currency translation		(35)	4,292
Asset retirement obligations settled	18	(695)	—
Income taxes paid		(21,819)	(15,455)
Changes in non-cash working capital	29	3,858	7,296
Net cash generated by (used in) operating activities		59,450	(1,065)

INVESTING
Additions to intangible exploration and evaluation assets	16	(16,905)	(19,425)
Additions to petroleum and natural gas assets	17	(20,301)	(6,618)
Additions to other assets	17	(953)	(615)
Property acquisitions	6	—	(48,313)
Changes in restricted cash	13	18,323	(17,462)
Changes in non-cash working capital	29	(1,587)	5,556
Net cash used in investing activities		(21,423)	(86,877)

FINANCING
Repayment of note payable	20	(11,041)	—
Financing costs	9	(1,554)	—
Interest paid		(6,952)	(5,288)
Proceeds from long-term debt	20	85,328	—
Repayment of convertible debentures	21	(73,375)	—
Repayments of long-term debt	20	(15,000)	—
Net cash used in financing activities		(22,594)	(5,288)
Currency translation differences relating to cash and cash equivalents		548	(2,212)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		15,981	(95,442)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		31,468	126,910
CASH AND CASH EQUIVALENTS, END OF YEAR		$47,449	$31,468
See accompanying notes to the Consolidated Financial Statements.

2017	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and December 31, 2016 and for the years then ended
(Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation (the "Company "or" TransGlobe") is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe together with its subsidiaries is engaged primarily in oil and gas exploration, development and production and the acquisition of oil and gas properties.
2. BASIS OF PREPARATION
Statement of compliance
These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board effective as of December 31, 2017.
These Consolidated Financial Statements were authorized for issue by the Board of Directors on March 5, 2018.
Basis of measurement
The accounting policies used in the preparation of these Consolidated Financial Statements are described in Note 3, Significant Accounting Policies.
The Company prepared these Consolidated Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Consolidated Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents, derivative commodity contracts and former convertible debentures that have been measured at fair value. The method used to measure fair value is discussed further in Notes 3 and 7.
Presentation currency
In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.
3. SIGNIFICANT ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.
Basis of consolidation
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity, it is exposed to or has rights to variable returns associated with its involvement in the entity, and it has the ability to use that power to influence the amount of returns it is exposed to or has rights to. In assessing control, potential voting rights need to be considered. All of the subsidiaries of the Company are wholly-owned by the parent company, TransGlobe Energy Corporation. The Consolidated Financial Statements include the financial statements of the Company and its wholly-owned, controlled subsidiaries.
The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.
All intra-company transactions, balances, income and expenses, unrealized gains and losses are eliminated on consolidation.
Joint operations
The Company conducts many of its oil and gas production activities through joint operations and the Consolidated Financial Statements reflect only the Company's share in such activities.
Foreign currency translation
The Consolidated Financial Statements are presented in U.S. dollars. Effective January 1, 2017, TransGlobe Energy Corporation's functional currency is the Canadian dollar, and the functional currency of all subsidiaries is the U.S. dollar. It was determined that TransGlobe Energy Corporation's functional currency is now the Canadian dollar because the parent company now owns Canadian producing assets, and therefore generates revenues and incurs costs that are largely denominated in Canadian dollars.
Foreign currency translations include the translation of foreign currency transactions and the translation of the Canadian operations functional currency, which is Canadian dollars. Foreign currency translations occur when translating transactions in foreign currencies to the applicable functional currency of TransGlobe Energy Corporation and its subsidiaries. Gains and losses from foreign currency transactions are recorded as foreign exchange gains or losses. Translations occur as follows:
• Income and expenses are translated at the prevailing rates on the date of the transaction
• Non-monetary assets or liabilities are carried at the prevailing rates on the date of the transaction
• Monetary items are translated at the prevailing rates at the balance sheet date

36	2017

Translation gains and losses from Canadian operations occur when translating the financial statements of TransGlobe Energy Corporation (non-U.S. functional currency) to the U.S. dollar. These translation gains and losses are recorded as currency translation adjustments and presented as other comprehensive income on the Consolidated Statements of Loss and Comprehensive Loss. Translations occur as follows:
• Income and expenses are translated at the average exchange rates for the period
• Assets and liabilities are translated at the prevailing rates on the balance sheet date
Cash and cash equivalents
Cash and cash equivalents includes cash and short-term, highly liquid investments that mature within three months of the date of their purchase.
Restricted cash
Restricted cash represents a cash collateralized letter of credit facility that is used to guarantee the Company's commitments on its Egyptian exploration concessions.
Financial instruments
Non-derivative financial instruments
Non-derivative financial instruments comprise cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, long-term debt, the former note payable and previous convertible debentures. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.
Financial assets and liabilities at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition, such as cash and cash equivalents, derivative commodity contracts and the former convertible debentures. Financial instruments are designated at fair value through profit or loss if the Company makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management strategy. Upon initial recognition, any transaction costs attributable to the financial instruments are recognized through earnings when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in earnings.
Other
Other non-derivative financial instruments, such as accounts receivable, accounts payable and accrued liabilities, long-term debt, the prior note payable and restricted cash are measured initially at fair value, then at amortized cost using the effective interest method, less any impairment losses.
Derivative financial instruments
The Company enters into certain financial derivative contracts from time to time in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Company does not designate financial derivative contracts as effective accounting hedges, and thus does not apply hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, the Company's policy is to classify all financial derivative contracts at fair value through profit or loss and to record them on the Consolidated Balance Sheet at fair value. Attributable transaction costs are recognized in earnings when incurred. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not closely related to those of the host contract; when the terms of the embedded derivatives are the same as those of a freestanding derivative; and when the combined contract is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.
Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. When the Company acquires and cancels its own common shares, share capital is reduced by the cost of shares repurchased, including transaction costs.
Property and equipment and intangible exploration and evaluation assets
Exploration and evaluation assets
Exploration and evaluation ("E&E") costs related to each license/prospect are initially capitalized within "intangible exploration and evaluation assets." Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable expenses, including remuneration of production personnel and supervisory management, and the projected costs of retiring the assets (if any), but do not include pre-licensing costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to earnings as they are incurred and presented as exploration expenses on the Consolidated Statements of Loss and Comprehensive Loss.
Intangible exploration and evaluation assets are not depleted. They are carried forward until technical feasibility and commercial viability of extracting a mineral resource is determined. The technical feasibility and commercial viability is considered to be determined when proved and/or probable reserves are determined to exist or they can be empirically supported with actual production data or conclusive formation tests. Intangible exploration and evaluation assets are transferred to petroleum properties as development and production ("D&P") assets upon determination of technical feasibility and commercial viability. The intangible E&E assets being transferred to D&P assets are subject to impairment testing upon transfer.

2017	37

Petroleum and natural gas assets
Petroleum and natural gas ("PNG") assets and other assets are recognized at cost less accumulated depletion, depreciation, and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, including qualifying E&E costs on reclassification from intangible exploration and evaluation assets, and for qualifying assets, where applicable, borrowing costs. When significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items.
Gains and losses on disposal of items of property and equipment, including oil and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in net earnings (loss) immediately.
Subsequent costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as petroleum properties or other assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized property and equipment generally represent costs incurred in developing Proved and/or Probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a well, field or geotechnical area basis, together with the discounted value of estimated future costs of asset retirement obligations. When components of PNG assets are replaced, disposed of, or no longer in use, the carrying amount is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.
Depletion, depreciation and amortization
The depletion, depreciation and amortization of PNG assets and other assets are recognized in earnings (loss).
The net carrying value of the PNG assets included in petroleum properties is depleted using the unit of production method by reference to the ratio of production in the year to the related proved and probable reserves using estimated future prices and costs. Costs subject to depletion include estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually and determined in accordance with National Instrument 51-101 Standards of Disclosure of Oil and Gas Activities. Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.
Proved and probable reserves are estimated using independent reserve evaluator reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially viable. The specified degree of certainty must be a minimum 90% statistical probability that the actual quantity of recoverable reserves will be more than the amount estimated as proved and a minimum 50% statistical probability for proved and probable reserves to be considered commercially viable.
Furniture and fixtures are depreciated at declining balance rates of 20% to 30%, whereas vehicles and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives.
Depreciation methods, useful lives and residual values are reviewed at each reporting date.
Product inventory
Product inventory consists of the Company's unsold Egypt entitlement crude oil barrels, which is valued at the lower of cost, using the first-in, first-out method, and net realizable value. Cost includes operating expenses and depletion associated with the entitlement crude oil barrels as determined on a concession by concession basis.
Impairment
Financial assets carried at amortized cost
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events has had a negative effect on the estimated future cash flows of the asset.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.
All impairment losses are recognized in profit or loss. An impairment loss may be reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Any such reversal is recognized in profit or loss.

38	2017

Non-financial assets
The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment, except for E&E assets, which are reviewed when circumstances indicate impairment may exist and at least annually, as discussed in more detail below. If any such indication exists, then the asset’s recoverable amount is estimated.
For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit). The recoverable amount of an asset or a cash-generating unit ("CGU") is the greater of its value in use and its fair value less costs to sell. The Company’s CGUs are not larger than a segment. In assessing both fair value less costs to sell and value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
For D&P assets, fair value less costs to sell and value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.
E&E assets are tested for impairment when they are reclassified to petroleum properties and also if facts and circumstances suggest that the carrying amount of E&E assets may exceed their recoverable amount. Impairment indicators are evaluated at a CGU level. Indications of impairment include:

1.	Expiry or impending expiry of lease with no expectation of renewal;

2.	Lack of budget or plans for substantive expenditures on further E&E;

3.	Cessation of E&E activities due to a lack of commercially viable discoveries; and

4.	Carrying amounts of E&E assets are unlikely to be recovered in full from a successful development project.
An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.
Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss may be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.
Share-based payment transactions
Equity-settled transactions
The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which equity instruments are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. Fair value is determined by using the lattice-based trinomial option pricing model. An estimated forfeiture rate is taken into consideration when assigning a fair value to options granted such that no expense is recognized for awards that do not ultimately vest.
At each financial reporting date before vesting, the cumulative expense is calculated, which represents the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous financial reporting date is recognized in earnings, with a corresponding entry in equity.
When the terms of an equity-settled award are modified or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognized over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognized if this difference is negative.
Cash-settled transactions
The cost of cash-settled transactions is measured at fair value using the lattice-based trinomial pricing model and recognized as an expense over the vesting period, with a corresponding liability recognized on the balance sheet.
The grant date fair value of cash-settled units granted to employees is recognized as compensation expense; within general and administrative expenses, with a corresponding increase in accounts payable and accrued liabilities over the period that the employees become unconditionally entitled to the units. The amount recognized as an expense is adjusted to reflect the actual number of units for which the related service and non-market vesting conditions are met. The liability is measured at each reporting date with changes to fair value recognized through profit or loss until it is ultimately settled.
Provisions and asset retirement obligations
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.
The Company provides for asset retirement obligations on all of its Canadian property, plant and equipment based on current legislation and industry operating practices. The estimated present value of the asset retirement obligation is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. This increase is depleted with the related depletion unit and is allocated to a CGU for impairment testing. The liability recorded is increased each reporting period due to the passage of time and this change is charged to net earnings (loss) in the period as accretion expense. The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. Increases or decreases in the obligation will result

2017	39

in a corresponding change in the carrying amount of the related asset. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. The Company discounts the costs related to asset retirement obligations using the discount rate that reflects the current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. The Company applies discount rates applicable to each of the jurisdictions in which it has future asset retirement obligations. Asset retirement obligations are remeasured at each reporting period in order to reflect the discount rates in effect at that time.
Future abandonment and reclamation costs have been assessed at zero value in Egypt. In accordance with all of the Company's Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs"), the Company does not at any time hold title to the lands on which it operates, and title to fixed and movable assets is transferred to the respective government when its total cost has been recovered through cost recovery, or at the time of termination of the PSC. Since the Company will not hold title to the land or the assets at the termination of the PSC, the Company does not have a legal obligation, nor the legal ability to decommission the Egypt assets. Furthermore, there is no explicit contractual obligation under the Company's PSCs for abandonment of assets or reclamation of lands upon termination of the PSCs.
Revenue recognition
Canada
Revenues from the sale of petroleum and natural gas are recorded when title to the products transfers to the purchasers based on volumes delivered and contracted delivery points and prices. Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas, condensate and natural gas liquids ("NGLs") (prior to deduction of transportation costs) is recognized when all of the following conditions have been satisfied:

•	The Company has transferred the significant risks and rewards of ownership of the goods to the buyer;

•	The Company retains no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Capital processing charges to other entities for use of facilities owned by TransGlobe are recognized as revenue as they accrue in accordance with the terms of the service agreements and are presented as other income.
Egypt
Revenues associated with the sales of the Company's crude oil are recognized by reference to actual volumes produced and quoted market prices in active markets for identical assets, adjusted according to specific terms and conditions as applicable, when the significant risks and rewards of ownership have been transferred, which is when title passes from the Company to its customer. Crude oil produced and sold by the Company below or above its working interest share in the related resource properties results in production under-liftings or over-liftings. Under-liftings are recorded as inventory and over-liftings are recorded as deferred revenue or used to offset receivables.
Pursuant to the PSCs associated with the Company's operations, the Company and other non-governmental partners (if applicable) pay all operating and capital costs for exploration and development. Each PSC establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint interest partners and the government of Egypt, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company's share and is recorded net of royalty payments to the respective government. For the Company's international operations, all government interests, except for income taxes, are considered royalty payments. The Company's revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.
Transportation

Costs paid by TransGlobe for the transportation of crude oil, natural gas, condensate and NGLs to the point of title transfer are recognized when the transportation is provided.
Finance revenue and costs
Finance revenue comprises interest income on funds invested. Interest income is recognized as it accrues in earnings, using the effective interest method.
Finance costs comprises interest expense on borrowings.
Borrowing costs incurred for qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are those that necessarily take a substantial period of time to get ready for their intended use or sale. All other borrowing costs are recognized in earnings using the effective interest method.

40	2017

Royalties

Canada

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements. Crown royalties for natural gas, condensate and other associated liquids are based on Alberta Government posted reference prices as all of the Company's producing assets are in Alberta.

Egypt

For the Company’s international operations, all government interests, except for income taxes, are considered royalty payments. Government interests are determined in accordance with the respective PSCs.
Income tax
Income tax expense is comprised of current and deferred tax. TransGlobe is subject to income taxes based on the tax legislation of each respective country in which TransGlobe conducts business.
Current tax
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the Consolidated Financial Statements.
The Company's contractual arrangements in Egypt stipulate that income taxes are paid by the government out of its entitlement share of production sharing oil. Such amounts are included in current income tax expense at the statutory rate in effect at the time of production.
Deferred tax
The Company determines the amount of deferred income tax assets and liabilities based on the difference between the carrying amounts of the assets and liabilities reported for financial accounting purposes from those reported for tax. Deferred income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred income tax assets associated with unused tax losses are recognized to the extent it is probable the Company will have sufficient future taxable earnings available against which the unused tax losses can be utilized.
Joint arrangements
A joint arrangement involves joint control and offers joint ownership by the Company and other joint interest partners of the financial and operating policies, and of the assets associated with the arrangement. Joint arrangements are classified into one of two categories: joint operations or joint ventures.
A joint operation is a joint arrangement whereby the Company and the other parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. Parties involved in joint operations must recognize in relation to their interests in the joint operation their proportionate share of the revenues, expenses, assets and liabilities. A joint venture is a joint arrangement whereby the Company and the other parties that have joint control of the arrangement have rights to the net assets of the arrangement. Parties involved in joint ventures must recognize their interests in joint ventures as investments and must account for that investment using the equity method.
In Canada, the Company conducts many of its oil and gas production activities through jointly controlled operations and the financial statements reflect only the Company's proportionate interest in such activities. Joint control exists for contractual agreements governing TransGlobe's assets whereby TransGlobe has less than 100% working interest, all of the partners have control of the arrangement collectively, and spending on the project requires unanimous consent of all parties that collectively control the arrangement and share the associated risks. TransGlobe does not have any joint arrangements that are individually material to the Company or that are structured through joint venture arrangements.

In Egypt, joint arrangements in which the Company is involved are conducted pursuant to PSCs. Given the nature and contractual terms associated with the PSCs, the Company has determined that it has rights to the assets and obligations for the liabilities in all of its joint arrangements, and that there are no currently existing joint arrangements where the Company has rights to net assets. Accordingly, all joint arrangements have been classified as joint operations, and the Company has recognized in the Consolidated Financial Statements its share of all revenues, expenses, assets and liabilities in accordance with the PSCs.
Business combinations
Business combinations are accounted for using the acquisition method. The identifiable assets acquired and liabilities and contingent liabilities assumed are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the aggregate consideration transferred, measured at the acquisition date fair value. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net earnings. If the cost of the acquisition is more than the fair value of the net assets acquired, the difference is recognized on the balance sheet as goodwill. Acquisition costs incurred are expensed.

4. CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES
Timely preparation of the financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. The effect of these estimates,

2017	41

assumptions and the use of judgments are explained throughout the notes to the Consolidated Financial Statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.
The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities are discussed below.
Recoverability of asset carrying values
The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management judgment of the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties. The factors used by TransGlobe to determine CGUs may vary by country due to unique operating and geographic circumstances in each country. In general, TransGlobe assesses the following factors in determining whether a group of assets generate largely independent cash inflows:

•	geographic proximity of the assets within a group to one another;

•	geographic proximity of the group of assets to other groups of assets; and

•	homogeneity of the production from the group of assets and the sharing of infrastructure used to process and/or transport production.
In Egypt, each production sharing concession ("PSC") is considered a separate CGU. In Canada, CGUs are determined by regional geography. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of the Company's petroleum properties, each CGU's carrying value is compared to its recoverable amount, defined as the greater of its fair value less costs to sell and value-in-use. As at December 31, 2017 and December 31, 2016, the recoverable amounts of the Company's CGUs were estimated as their fair value less costs to sell based on the net present value of the after-tax cash flows from the oil and natural gas reserves of each CGU based on reserves estimated by the Company's independent reserve evaluator.
Key input estimates used in the determination of cash flows from oil and natural gas reserves include the following:

•
Reserves - There are numerous uncertainties inherent in estimating oil and gas reserves. An external reserve engineering report which incorporates a full evaluation of reserves is prepared on an annual basis with internal reserve updates completed at each quarterly period. Estimating reserves is highly complex, requiring many judgments including forward price estimates, production costs, and recovery rates based on available geological, geophysical, engineering and economic data. Changes in these judgments may have a material impact on the estimated reserves. These estimates may change, resulting in either negative or positive impacts to net earnings as further information becomes available and as the economic environment changes.

•
Commodity prices - Forward price estimates of crude oil and natural gas prices are incorporated into the determination of expected future net cash flows. Commodity prices have fluctuated significantly in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, foreign exchange rates, economic, and geopolitical factors.

•
Discount rate - The discount rate used to determine the net present value of future cash flows is based on the Company's estimated weighted average cost of capital. Changes in the economic environment could change the Company's weighted average cost of capital.

Impairment tests were carried out at December 31, 2017 and were based on fair value less costs to sell calculations, using a discount rate of 10% for Canada and 15% for Egypt on future after-tax cash flows and the following forward commodity price estimates:

	Egypt[1]	Canada[1]
	Oil	Oil	Gas	Condensate	Butane	Propane	Ethane
Year	$US/Bbl	$US/Bbl	$US/Mcf	$US/Bbl	$US/Bbl	$US/Bbl	$US/Bbl
2018	53.76	54.30	1.63	58.80	38.07	31.88	4.53
2019	51.92	54.27	1.91	57.41	34.37	28.83	5.46
2020	51.41	54.98	2.21	57.81	34.70	28.70	6.45
2021	54.28	57.69	2.52	60.81	36.53	29.17	7.50
2022	57.16	60.65	2.75	63.65	38.36	29.71	8.23
Thereafter (%)[2]	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
1 GLJ Petroleum Consultants Ltd. (“GLJ”) price forecasts, effective December 31, 2017.
[2] Percentage change represents the increase in each year after 2022 to the end of the reserve life.
Depletion of petroleum properties
Reserves and resources are used in the units of production calculation for depletion, depreciation and amortization. Depletion of petroleum properties is calculated based on total Proved plus Probable reserves as well as estimated future development costs associated with these reserves as determined by the Company's independent reserve evaluator. See above for discussion of estimates and judgments involved in reserve estimation.
Income taxes
Related assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the deferred tax asset or liability calculated at a point in time. Tax interpretations, regulations, and legislation in the various jurisdictions in which TransGlobe and its subsidiaries operate are subject to change and interpretation. Such changes can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse and TransGlobe's ability to use tax losses and other tax pools in the future. The Company’s income tax filings are subject to audit by taxation

2017	42

authorities in different jurisdictions and the results of such audits may increase or decrease the tax liability. The determination of current and deferred tax amounts recognized in the consolidated financial statements are based on management’s assessment of the tax positions, which includes consideration of their technical merits, communications with tax authorities and management’s view of the most likely outcome. These differences could materially impact earnings.

Business combinations

Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant, and equipment, and exploration and evaluation assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices, and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities in the purchase price allocation, and any resulting gain or goodwill. Future net earnings can be affected as a result of changes in future depletion, depreciation and accretion, and asset impairments.
Financial instruments
The fair values of financial instruments are estimated based upon market and third party inputs. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.
Share-based payments
The fair value estimates of equity-settled and cash-settled share-based payment awards depend on certain assumptions including share price volatility, risk free interest rate, the term of the awards, and the forfeiture rate which, by their nature, are subject to measurement uncertainty.
Asset retirement obligations
The provision for site restoration and abandonment in Canada is based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, market conditions, discovery and analysis of site conditions and changes in technology.
Recoverability of accounts receivable
The recoverability of accounts receivable due from the Egyptian General Petroleum Company ("EGPC") is assessed to determine the carrying value of accounts receivable on the Company's Consolidated Balance Sheets. Management judgment is required in performing the recoverability assessment. No material credit losses have been experienced to date, and the Company expects to collect the accounts receivable balance in full.
5. NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED
Future changes to accounting policies
As at the date of authorization of the Consolidated Financial Statements the following pronouncements from the International Accounting Standards Board ("IASB") are applicable to TransGlobe and will become effective for future reporting periods, but have not yet been adopted:
IFRS 9 (revised) "Financial Instruments: Classification and Measurement"
In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a single approach to determine whether a financial asset is measured at amortized cost or fair value and replaces the multiple rules in IAS 39. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements; however, where the fair value option is applied to financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. In addition, a new expected credit loss model for calculating impairment on financial assets replaces the incurred loss impairment model used in IAS 39. The new model will result in more timely recognition of expected credit losses. IFRS 9 also includes a simplified hedge accounting model, aligning hedge accounting more closely with risk management. The Company does not currently apply hedge accounting. IFRS 9 is effective for years beginning on or after January 1, 2018. This amendment will be adopted by the Company on January 1, 2018 and the Company does not expect the adoption of IFRS 9 amendments to have a material effect on its Consolidated Financial Statements.

IFRS 15 "Revenue from Contracts with Customers"
IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. IFRS 15 will be adopted by the Company on January 1, 2018. The Company is finalizing the review of its sales contracts with customers and does not expect IFRS 15 will have a material impact on the consolidated financial statements. Upon adoption, the Company will expand its disclosures in the notes to the consolidated financial statements including disaggregated revenue streams by product type and any impairment losses recognized on receivables arising from contracts with customers.

IFRS 16 "Leases"

In January 2016, the IASB issued IFRS 16 Leases, replacing IAS 17 Leases. IFRS 16 establishes a set of principles that both parties to a contract apply to provide relevant information about leases in a manner that faithfully represents those transactions. The current standard (IAS 17) requires lessees and lessors to classify their leases as either finance leases or operating leases, with separate accounting treatment depending on the classification of the lease. Under the new standard, the accounting treatment associated with an operating lease will no longer exist, and lessees will be required to recognize assets and liabilities associated with all leased items. The standard is effective for fiscal years beginning on or after

2017	43

January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15 Revenue from Contracts with Customers. IFRS 16 will be adopted by the Company on January 1, 2019 and the Company is currently reviewing contracts that are identified as leases.

6. BUSINESS COMBINATION
In a transaction that closed on December 20, 2016 (effective date of December 1, 2016), TransGlobe completed the acquisition of production and working interests in certain facilities in the Cardium light oil and Mannville liquids rich gas assets in the Harmattan area of west central Alberta for total consideration of $59.5 million after adjustments. The acquisition was funded by $48.3 million cash from the balance sheet and a 10%, 24-month vendor take back loan of $11.2 million.

In accordance with IFRS, a transaction is accounted for as a business combination when certain criteria are met, such as the acquisition of inputs and processes to convert those inputs into beneficial outputs. TransGlobe assessed the property acquisition and determined that it constitutes a business combination under IFRS. In a business combination, acquired assets and liabilities are recognized by the acquirer at their fair market value at the time of purchase. Any variance between the determined fair value of the assets and liabilities and the purchase price is recognized as either goodwill or a gain in the statement of comprehensive income in the period of acquisition.

The estimated fair value of the property, plant and equipment acquired through the transaction was determined based on the present value of the expected future cash flows associated with the acquired property using both internal estimates and an independent reserve evaluation. The decommissioning liabilities assumed were determined using the timing and estimated costs associated with the abandonment, restoration and reclamation of the wells and facilities acquired. The total net fair value of the acquired property was equal to the consideration paid by the Company. As a result, no bargain purchase gain or goodwill was recognized for the year ended December 31, 2016 relating to the acquisition.

The consideration paid and fair values of the identifiable assets acquired and liabilities assumed by the Company are as follows:

(000s)
Consideration paid
Cash paid to vendor	$48,313
Vendor take back loan	11,162
$59,475

Net assets acquired
Petroleum and natural gas assets	$71,564
Asset retirement obligations assumed	(12,089)
$59,475

For the year ended December 31, 2016, if the acquisition had been effective January 1, 2016, the Company would have realized an estimated additional $17.2 million (unaudited) of production revenue and an estimated additional $7.9 million (unaudited) of net operating income before tax. Between the acquisition date of December 20, 2016 and December 31, 2016, approximately $0.6 million of production revenue and $0.2 million of net operating income before tax was recognized relating to the acquired properties.

7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss, its derivative commodity contracts and former convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, long-term debt and the previous note payable are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition. Transaction costs attributable to financial instruments classified as fair value through profit or loss are included in the recognized amount of the related financial instrument and recognized over the life of the resulting financial instrument using the effective interest method.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	December 31, 2017		December 31, 2016
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$47,449	$47,449	$31,468	$31,468
Loans and receivables	18,090	18,090	33,159	33,159
Financial liabilities at fair value through profit or loss	7,970	7,970	72,655	72,655
Other liabilities	97,103	98,329	35,691	35,691
Assets and liabilities at December 31, 2017 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are

2017	44

observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents, derivative commodity contracts and prior convertible debentures are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and former convertible debentures are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.
Derivative commodity contracts
In conjunction with the prepayment agreement (Note 20), TPI has also entered into a marketing contract with Mercuria Energy Trading S.A. ("Mercuria") to market nine million barrels of TPI’s Egypt entitlement production. The pricing of the crude oil sales will be based on market prices at the time of sale.
The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.
There were eleven outstanding derivative commodity contracts as at December 31, 2017 (December 31, 2016 - nil), the fair values of which have been presented as liabilities on the Consolidated Balance Sheet.
The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at December 31, 2017:

Financial Brent Crude Oil Contracts
Transaction Date	Period Hedged	Contract	Volume bbl	Bought Put USD$/bbl	Sold Call USD$/bbl	Sold Put USD$/bbl
7-Apr-17	Mar-18	3-Way Collar	250,000	53.00	61.15	44.00
12-Apr-17	Jun-18	3-Way Collar	250,000	54.00	63.10	45.00
12-Apr-17	Sep-18	3-Way Collar	250,000	54.00	64.15	45.00
12-Apr-17	Dec-18	3-Way Collar	250,000	54.00	65.45	45.00
23-May-17	Jul 2020 - Dec 2020[1]	3-Way Collar	300,000	54.00	63.45	45.00
31-Aug-17	Jan 2020 - Jun 2020[2]	3-Way Collar	300,000	54.00	61.25	46.50
12-Oct-17	Jan 2019 - Dec 2019[3]	3-Way Collar	396,000	53.00	62.10	46.00
26-Oct-17	Jan 2019 - Dec 2019[4]	3-Way Collar	399,996	54.00	61.35	46.00
1. 50,000 bbls per calendar month through Jul 2020 - Dec 2020
2. 50,000 bbls per calendar month through Jan 2020 - Jun 2020
3. 33,000 bbls per calendar month through Jan 2019 - Dec 2019
4. 33,333 bbls per calendar month through Jan 2019 - Dec 2019

Financial WTI Crude Oil Contracts
Transaction Date	Period Hedged	Contract	Volume bbl	Sold Swap USD$/bbl	Bought Put CAD$/bbl	Sold Call CAD$/bbl
15-Dec-17	Jan 2018 - Dec 2018[1]	Swap	60,225	56.35	—	—
15-Dec-17	Jan 2018 - Dec 2018[1]	Put Option	60,225	—	64.00	—
15-Dec-17	Jan 2018 - Dec 2018[1]	Call Option	60,255	—	—	78.85
1. 165 bbls per day

The loss on financial instruments for 2017 and 2016 was comprised of the following:

(000's)	December 31, 2017	December 31, 2016
Realized derivative loss on commodity contracts settled during the year	2,871	956
Unrealized derivative loss on commodity contracts outstanding at the end of the year	7,970	—
Fair value adjustment on convertible debentures - (Note 21)	151	7,027
	10,992	7,983
Overview of Risk Management
The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:
• Credit risk
• Market risk
• Liquidity risk

2017	45

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these Consolidated Financial Statements.
The Board of Directors and Audit Committee oversee management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.
Credit risk
Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.
Trade and other receivables are analyzed in the table below. The majority of the overdue receivables are due from the Egyptian General Petroleum Company ("EGPC"). The political transition and resultant economic malaise in the country that began in 2011 resulted in irregular collection of accounts receivable from EGPC and generally a larger receivable balance, which increased TransGlobe's credit risk. Despite these factors, the Company expects to collect in full all receivables outstanding from EGPC.
In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company completed three separate direct crude sale shipments to third party buyers in 2017. Depending on the Company's assessment of the credit of crude cargo buyers, buyers may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. During 2017, the Company sold an additional 1,121,391 barrels of inventoried entitlement crude oil to EGPC for $48.5 million to cover in-country expenditures. The Company collected $47.8 million of accounts receivable from EGPC during 2017. As at December 31, 2017, $14.2 million of the total accounts receivable balance of $18.1 million is due from EGPC. The Company anticipates that direct sales will continue to reduce outstanding accounts receivable and credit risk in future periods.

(000s)	December 31, 2017	December 31, 2016
Neither impaired nor past due	$10,534	$620
Impaired (net of valuation allowance)
Not impaired and past due in the following period:
Within 30 days	3,804	—
31-60 days	2,575	—
61-90 days	—	—
Over 90 days	1,177	14,216
	$18,090	$14,836
The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable banking institutions.
Market risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include commodity prices, foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
Commodity price risk
The Company’s operational results and financial condition are partially dependent on the commodity prices received for its production of oil, natural gas and NGLs. The Company is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company's risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to forecasted future petroleum and natural gas production, TransGlobe does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses on derivative instruments.
The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to earnings. The Company assesses these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counter-parties to settle the transactions outstanding as at the date of the Consolidated Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

46	2017

Foreign currency exchange risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, long-term debt, former convertible debentures, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes that 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would increase the net loss for the year ended December 31, 2017 by approximately $0.5 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease the net loss by $0.4 million for the same period. The Company does not utilize derivative instruments to manage this risk.
The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance for 2017 was $0.8 million (2016 - $3.9 million) in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would increase the net loss for the year ended December 31, 2017 by approximately $0.1 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease the net loss by $0.1 million for the same period. The Company does not currently utilize derivative instruments to manage foreign currency exchange risk.
Interest rate risk
Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest debt. No derivative contracts were entered into during 2017 to mitigate interest rate risk. When assessing interest rate risk applicable to the Company’s variable interest, U.S. dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net earnings, for the year ended December 31, 2017, by $0.5 million and conversely the effect of interest rates decreasing by 1% would increase the Company’s net earnings, for the year ended December 31, 2017, by $0.5 million.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.
The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at December 31, 2017:

(000s)		Payment Due by Period1 2
	Recognized
	in Financial	Contractual	Less than
	Statements	Cash Flows	1 year	1-3 years	4-5 years
Accounts payable and accrued liabilities	Yes - Liability	$27,104	$27,104	$—	$—
Long-term debt	Yes - Liability	69,999	—	11,207	58,792
Financial derivative instruments	Yes - Liability	7,970	4,015	3,955	—
Office and equipment leases[3]	No	3,587	1,707	1,880	—
Minimum work commitments[4]	No	5,129	5,129	—	—
Total		$113,789	$37,955	$17,042	$58,792
[1] Payments exclude on-going operating costs, finance costs and payments required to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at December 31, 2017 exchange rates.
[3] Office and equipment leases include all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations (see Note 22).
The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.
On February 10, 2017, the Company completed a $75 million crude oil prepayment agreement between its wholly owned subsidiary, TransGlobe Petroleum International Inc. ("TPI") and Mercuria Energy Trading SA ("Mercuria") of Geneva, Switzerland. The initial advance under the prepayment agreement was used to repay the 6.0% convertible debentures of the Company which matured on March 31, 2017 and thereafter for working capital purposes of the Company and its subsidiaries (Note 20).
The Company entered into a credit agreement for a revolving reserves-based lending facility with Alberta Treasury Branches ("ATB") totaling
C$30.0 million, of which C$13.6 million was drawn on May 16, 2017 to repay the remaining outstanding vendor take-back note balance in full (Note 20).

The Company terminated its Borrowing Base Facility in December 2016. There were no amounts drawn on the Borrowing Base Facility at any time in 2016.

To date, the Company has experienced no difficulties with transferring funds abroad.

2017	47

Capital disclosures
The Company’s objective when managing capital is to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity.
The Company sets the amount of capital in proportion to risk and has historically managed to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as cash generated from operating activities before changes in non-cash working capital. TransGlobe’s net debt to funds flow from operations ratio continued to improve throughout the year and was positive 0.3 at December 31, 2017 (December 31, 2016 - negative 12.0) as a result of positive funds flow from operations for the year. The Company remains in a strong financial position due to prudent capital resource management. The Company's capital programs are funded by its existing working capital and cash provided from operating activities.
TransGlobe considers funds flow from operations to be a key measure of operating performance as it demonstrates the Company's ability to generate the necessary funds for sustaining capital, future growth through capital investment, and to repay debt. Management believes that such a measure provides an insightful assessment of TransGlobe's operations on a continuing basis by eliminating certain non-cash charges and actual settlements of ARO, the extent and timing of which, in the opinion of Management, is discretionary. Funds flow from operations is not a standardized measure and therefore may not be comparable with the calculation of similar measures by other entities.
The Company defines and computes its capital as follows:

(000s)	2017	2016
Long-term debt, including the current portion (net of unamortized transaction costs)	69,999	—
Long-term note payable, including the current portion	—	11,162
Convertible debentures	—	72,655
Working capital	(50,639)	16,764
Net debt obligations	$19,360	$100,581
Shareholders’ equity	210,007	285,316
Total capital	$229,367	$385,897

The Company’s net debt-to-funds flow ratio is computed as follows:

(000s)	2017	2016
Long-term debt, including the current portion (net of unamortized transaction costs)	$69,999	$—
Long-term note payable, including the current portion	—	11,162
Convertible debentures	—	72,655
Working capital	(50,639)	16,764
Net debt obligations	19,360	100,581

Cash flow from operating activities	59,450	(1,065)
Changes in non-cash working capital	(3,858)	(7,296)
Funds flow from operations (Note 28)	$55,592	$(8,361)
Ratio	0.3	(12.0)

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company's debt to funds flow from operations ratio continued to improve from the prior year. TransGlobe remains in a relatively strong financial position, and will continue to focus on cost reductions and prudent stewardship of capital with the objective of maintaining a strong balance sheet. The Company was subject to financial covenants with the prepayment agreement and the RBL as at December 31, 2017. The Company was in compliance with all financial covenants at December 31, 2017 (Note 20).
8. PETROLEUM AND NATURAL GAS SALES

(000s)	2017	2016
Petroleum and natural gas sales	$252,591	$122,360
Less: Royalties	104,127	59,226
Petroleum and natural gas sales, net of royalties	$148,464	$63,134
9. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

48	2017

(000s)	2017	2016
Interest on convertible debenture	$1,089	$4,418
Interest on long-term debt	3,994	—
Interest on note payable	532	140
Interest on reserves-based lending facility	289	—
Interest on borrowing base facility	—	786
Amortization of deferred financing costs	329	724
Finance costs	$6,233	$6,068

10. SELLING COSTS
Selling costs include transportation and marketing costs associated with the sale of the Company's Egyptian crude oil production to third party buyers and EGPC. The Company completed three direct crude sales to third party buyers, which were marketed by Mercuria during the year ended December 31, 2017; and three direct crude sales to third party buyers during the year ended December 31, 2016.
11. CASH AND CASH EQUIVALENTS

(000s)	December 31, 2017	December 31, 2016
Cash	$46,051	$31,392
Cash equivalents	1,398	76
	$47,449	$31,468
As at December 31, 2017 the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity (at purchase) of three months or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.
12. ACCOUNTS RECEIVABLE
Accounts receivable are comprised principally of amounts owed from EGPC. There were no amounts due from related parties and no loans to management or employees as at December 31, 2017 or December 31, 2016.
As at December 31, 2017, the Company was utilizing $5.1 million of its accounts receivable from EGPC as a guarantee to support work commitments on the North West Sitra concession (see Note 22).
The Company’s exposure to credit, currency and interest rate risks related to trade and other receivables is disclosed in Note 7, Financial Instruments and Risk.
13. RESTRICTED CASH
As at December 31, 2017, the Company had no restricted cash (December 31, 2016 - $18.3 million). The exploration commitments associated with the restricted cash were fulfilled in 2017. In 2016, restricted cash represented a cash collateralized letter of credit facility used to guarantee the Company's commitments on its Egyptian exploration concessions.
14. PRODUCT INVENTORY
Product inventory consists of the Company's Egypt entitlement crude oil barrels, which is valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold crude oil entitlement barrels and is determined on a concession by concession basis.
As at December 31, 2017, the Company held 776,754 barrels of entitlement oil in inventory valued at $14.77 per barrel (December 31, 2016 - 1,265,080 barrels valued at $15.49 per barrel). During 2017, product inventory of $8.1 million (2016 - $2.3 million capitalized) was recorded as an expense.
15. INCOME TAXES
The Company’s deferred income tax assets and liabilities are as follows:

(000s)	2017	2016
Balance, beginning of year	$—	$3,009
Expenses related to the origination and reversal of temporary differences for:
Property and equipment	1,707	(13,788)
Non-capital losses carried forward	(2,909)	(2,936)
Long-term liabilities	(41)	(1,724)
Share issue expenses	—	178
Changes in unrecognized tax benefits	1,243	15,261
Deferred income tax expense (recovery) recognized in earnings	—	(3,009)
Balance, end of year	$—	$—

2017	49

The Company has non-capital losses of $81.5 million (2016 - $70.8 million) that expire between 2027 and 2037. No deferred tax assets have been recognized in respect of these unused tax losses. The Company has an additional $19.4 million (2016 - $18.3 million) in unrecognized tax benefits arising in foreign jurisdictions.
Current income taxes represent income taxes incurred and paid under the laws of Egypt pursuant to the PSCs on the West Gharib, West Bakr and NW Gharib concessions.
Income taxes vary from the amount that would be computed by applying the average Canadian statutory income tax rate of 27.0% (2016 – 27.0%) to income before taxes as follows:

(000s)	2017	2016
Income taxes calculated at the Canadian statutory rate	$(15,368)	$(20,175)
Increases (decreases) in income taxes resulting from:
Non-deductible expenses	2,023	3,641
Changes in unrecognized tax benefits	1,243	15,261
Effect of tax rates in foreign jurisdictions[1]	31,728	18,635
Changes in tax rates and other	2,193	(4,916)
Income tax expense	$21,819	$12,446
[1] The statutory tax rates in Egypt are 40.55%.
The Company's consolidated effective income tax rate for 2017 was 38.3% (2016 - 16.7%).
16. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2015	$122,020
Additions	19,425
Transfer to petroleum properties	(2,150)
Impairment loss	(33,426)
Balance at December 31, 2016	105,869
Additions	16,905
Transfer to petroleum and natural gas assets	(2,271)
Impairment loss	(79,025)
Balance at December 31, 2017	$41,478

For the year ended December 31, 2017 the Company recorded an impairment loss of $79.0 million on its exploration and evaluation assets. The impairment loss was split between the South West Gharib concession ($1.2 million), the North West Gharib concession ($67.5 million) and the South Alamein concession ($10.3 million).
At South West Gharib, it was determined during Q1-2017 that an impairment loss was necessary as no commercial quantities of oil were discovered, and no further drilling activities were planned. The South West Gharib exploration lands have been fully evaluated and all commitments had been met at the end of the first exploration phase. The Company elected to not enter the second exploration period and relinquished the concession in 2017.
At North West Gharib, the recoverable amount of the North West Gharib CGU was $4.4 million. The remaining North West Gharib exploration and evaluation assets were written down to nil during the second quarter. The North West Gharib exploration lands have been fully evaluated and all commitments had been met at the end of the first exploration phase. The Company elected to not enter the second exploration period. The Company filed for and received four development leases in the North West Gharib concession, all remaining exploration lands not covered by development leases were relinquished.
At South Alamein, it was determined during Q3-2017 that an impairment loss was necessary, due to the results of the Boraq 5 well and the uncertainty of an economic development of Boraq in the future. The Company completed testing two zones in the Boraq 5 appraisal well. The Boraq 5 well failed to produce any hydrocarbons from the two zones and was plugged and abandoned.
In 2016, the Company recorded an impairment loss of $33.4 million on its exploration and evaluation assets. The impairment loss was related principally to the South East Gharib and South West Gharib concessions in Egypt. The impairment loss recognized on these two concessions represented the entire intangible exploration and evaluation asset balances on the concessions, as the recoverable amounts of the concessions were determined to be nil. The Company relinquished its interest in South East Gharib in November 2016, and relinquished its interest in South West Gharib in the first half of 2017 as no commercially viable quantities of oil had been discovered on either concession.
The Company's policy regarding the assessment of impairment for exploration and evaluation assets is disclosed in Note 3, Significant Accounting Policies.

50	2017

17. PROPERTY AND EQUIPMENT
The following table reconciles the change in TransGlobe's property and equipment assets:

	PNG	Other
(000s)	Assets	Assets	Total
Balance at December 31, 2015	$545,551	$13,957	$559,508
Acquisitions through business combination	59,475	—	59,475
Additions	6,618	615	7,233
Asset retirement obligations	12,099	—	12,099
Transfer from exploration and evaluation assets	2,150	—	2,150
Balance at December 31, 2016	625,893	14,572	640,465
Additions	20,301	953	21,254
Changes in estimate for asset retirement obligations	(236)	—	(236)
Transfer from exploration and evaluation assets	2,271	—	2,271
Foreign exchange	4,602	—	4,602
Balance at December 31, 2017	$652,831	$15,525	$668,356

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2015	$388,954	$8,990	$397,944
Depletion, depreciation and amortization for the year	26,912	1,337	28,249
Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2016	415,866	10,327	426,193
Depletion, depreciation and amortization for the year	35,984	1,713	37,697
Balance at December 31, 2017	$451,850	$12,040	$463,890

Net Book Value
At December 31, 2016	$210,027	$4,245	$214,272
At December 31, 2017	$200,981	$3,485	$204,466

At December 31, 2017, the Company's market capitalization was less than its net asset value, which was identified as an indicator of impairment of all assets. In addition, the decreased natural gas benchmark prices as compared to December 31, 2016 was a potential indicator of impairment for the Canadian assets. As a result, the Company completed impairment tests on all of its CGU's in accordance with IAS 36 and determined that the carrying amounts of the CGUs did not exceed their fair value less costs of sale.

Neither a five percent increase in the discount rate nor a five percent decrease in the forward price estimates used in the impairment assessments would result in an impairment loss on the West Gharib, West Bakr, North West Gharib or Canada CGUs.
18. ASSET RETIREMENT OBLIGATION

(000s)
Balance at December 31, 2015	$—
Acquisitions through business combination	12,089
Effect of movements in foreign exchange rates	10
Balance at December 31, 2016	$12,099
Changes in estimates for asset retirement obligations	(236)
Obligations settled	(695)
Accretion expense	256
Effect of movements in foreign exchange rates	908
Balance at December 31, 2017	$12,332

TransGlobe has estimated the net present value of its asset retirement obligation to be $12.3 million as at December 31, 2017 (2016 - $12.1 million) based on a total undiscounted future liability, after inflation adjustment, of $19.6 million (2016 - $19.0 million). These payments are expected to be made between 2019 and 2066. TransGlobe calculated the present value of the obligations using discount rates between 1.68% and 2.26% to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2% per annum.
The Company reviews annually its estimates of the expected costs to reclaim the net interest in its wells and facilities. The resulting changes are categorized as changes in estimates for existing obligations in the preceding table.
As at December 31, 2017, the entire asset retirement obligation balance related to the Company's Canadian operations.
19. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

2017	51

Accounts payable and accrued liabilities are comprised of current trade payables and accrued expenses due to third parties. There were no amounts due to related parties as at December 31, 2017 or December 31, 2016.
The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 7, Financial Instruments and Risk.
20. LONG-TERM DEBT
The Company's interest-bearing loans and borrowings are measured at amortized cost. As at December 31, 2017, the only significant interest-bearing loans and borrowings are related to the Prepayment Agreement and the Reserves Based Lending Facility as described below.
The following table summarizes TransGlobe's outstanding long-term debt:

(000s)	December 31, 2017	December 31, 2016
Prepayment agreement	$58,792	$—
Reserves based lending facility	11,207	—
Note payable	—	5,581
	69,999	5,581
Current portion of long-term debt	—	5,581
	$69,999	$11,162
The following table reconciles the changes in TransGlobe's long-term debt:

(000s)
Balance at January 1, 2017	$11,162
Increase in long-term debt - prepayment agreement	73,500
Increase in long-term debt - reserves based lending facility	10,209
Draws on facility	64
Repayment of long-term debt	(26,162)
Amortization of deferred financing costs	329
Effect of movements in foreign exchange rates	897
Balance at December 31, 2017	$69,999
Prepayment Agreement

(000s)	December 31, 2017
Prepayment agreement	$75,000
Repayment of prepayment agreement	(15,000)
Deferred financing costs	(1,208)
58,792
Current portion of long-term debt	—
$58,792
On February 10, 2017, the Company completed a $75 million crude oil prepayment agreement between its wholly owned subsidiary, TransGlobe Petroleum International Inc. ("TPI") and Mercuria.
The initial advance under the prepayment agreement was used to repay the 6.0% convertible debentures of the Company, which matured on March 31, 2017 (Note 21).
TPI's obligations under the prepayment agreement are guaranteed by the Company and the subsidiaries of TPI (the "Guarantors"). The obligations of TPI and the Guarantors will be supported by, among other things, a pledge of equity held by the Company in TPI and a pledge of equity held by TPI in its subsidiaries. The funding arrangement has a term of four years, maturing March 31, 2021 and advances bear interest at a rate of LIBOR plus 6.0%. The funding arrangement is revolving with each advance to be satisfied through the delivery of crude oil to Mercuria. Further advances become available upon delivery of crude oil to Mercuria up to a maximum of $75.0 million and subject to compliance with the other terms and conditions of the prepayment agreement. The prepayment agreement was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. Financing costs of $1.5 million will be amortized over the term of the prepayment agreement using the effective interest rate method.
The Company is subject to certain financial covenants in accordance with the terms of the prepayment agreement. These covenants are tested on June 30 and December 31 of each year for the life of the prepayment agreement. The financial covenants include financial measures defined within the prepayment agreement that are not defined under IFRS. These financial measures are defined by the prepayment agreement as follows:

•
the ratio of the Company's total consolidated indebtedness (calculated by including any outstanding letters of credit or bank guarantees and adding back any cash held by the Company on a consolidated basis) on each financial covenant test date to the Company's consolidated net cash generated by (used in) operating activities (where net cash generated includes the fair market value of crude oil inventory held as at the financial covenant test date) for the trailing 12 month period ending on that financial covenant test date will not exceed 4.00:1.00. The ratio as at December 31, 2017 is 0.22:1.00, the Company is in compliance with the ratio;

52	2017

•
the ratio of Current Assets of the Company on a consolidated basis (calculated, in the case of crude oil inventory, by adjusting the value to market value) to Current Liabilities of the Company on a consolidated basis on each financial covenant test date will not be less than 1.00:1.00. The ratio as at December 31, 2017 is 3.60:1.00, the Company is in compliance with the ratio; and

•
the ratio of the parent's non-consolidated asset value to the aggregate amount of indebtedness outstanding under the advance documents on each financial covenant test date will not be less than 2.00:3.00. The ratio as at December 31, 2017 is 6.90:3.00, the Company is in compliance with the ratio.

As at December 31, 2017, the Company was in compliance with all the financial covenants.
The Company is also subject to a cover ratio provision. The cover ratio, defined as the value of the Company's Egyptian forecasted entitlement crude oil production on a forward 12 month basis to the prepayment service obligations, must not be less than 1.25:1.0. Prepayment service obligations includes the principal outstanding of the advances at the time and any costs, fees, expenses, interest and other amounts outstanding or forecasted to be due during the applicable prepayment period. In the event the cover ratio falls below 1.25:1.00, TransGlobe must:

•	reimburse in cash the relevant portion of the advances such that the cover ratio becomes equal to or greater than 1.25:1.0; and/or

•	amend the initial commercial contract to extend its duration and amend the maturity date under the agreement.
The cover ratio as at December 31, 2017 is 1.49:1.00, the Company is in compliance with the ratio.
Based on the Company's current forecast of future production and current Brent Crude prices the estimated future debt payments on long-term debt as of December 31, 2017 are as follows:

(000s)
2018	$—
2019	—
2020	—
2021	58,792
$58,792
Reserves Based Lending Facility

As at December 31, 2017, the Company had in place a revolving Canadian reserves-based lending facility with Alberta Treasury Branches ("ATB") totaling C$30.0 million ($24.0 million), of which C$14.0 million ($11.2 million) was drawn.

The facility borrowing base is re-calculated no less frequently than on a semi-annual basis of May 31 and November 30 of each year, or as requested by the lender. Lender shall notify the Company of each change in the amount of the borrowing base. In the event that lender re-calculates the borrowing base to be an amount that is less than the borrowings outstanding under the facility, the Company shall repay the difference between such borrowings outstanding and the new borrowing base within 45 days of receiving notice of the new borrowing base.

The Company may request an extension of the term date by no later than 90 days prior to the then current term date, and lender may in its sole discretion agree to extend the term date for a further period of 364 days. Unless extended, before May 11, 2018, any unutilized amount of the facility will be cancelled, and the amount of the facility will be reduced to the aggregate borrowings outstanding on that date. The balance of all amounts owing under the facility are due and payable in full on the date falling one year after the term date. If no extension is granted by the lender, the amounts owing pursuant to the facility are due at the maturity date. The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 1.25% to 3.25% depending on the Company's net debt to trailing cash flow ratio. The revolving reserve-based lending facility was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. Financing costs of $0.1 million will be amortized over the term of the agreement using the effective interest rate method.

The Company is subject to certain financial covenants in accordance with the terms of the agreement. These financial measures are defined by the agreement as follows:

•
the Company shall not permit the working capital ratio (calculated as current assets plus any undrawn availability under the facility, to current liabilities less any amount drawn under the facility) to fall below 1:00:1:00. The working capital ratio as at December 31, 2017 is 1.46:1.00, the Company is in compliance with the ratio; and

•
permit the ratio of net debt to trailing cash flows as at the end of any fiscal quarter to exceed 3:00:1:00. According to the agreement net debt is, as of the end of any fiscal quarter and as determined in accordance with IFRS on an non-consolidated basis, and without duplication, an amount equal to the amount of total debt less current assets. Trailing cash flow is defined as the two most recently completed fiscal quarters, annualized. The net debt to trailing cash flows ratio as at December 31, 2017 is 0.19:1.00, the Company is in compliance with the ratio.

Note Payable
On December 20, 2016, the Company closed the acquisition of certain petroleum properties in west central Alberta, Canada (Note 6). The acquisition was partially funded by a vendor take-back note of C$15.0 million ($11.2 million). The note payable had a 24-month term and bore interest at a rate of 10% per annum. The Company repaid the outstanding vendor take-back note balance of C$13.6 million ($10.0 million) on May 16, 2017. Repayment was made using the revolving reserves-based lending facility.

2017	53

Borrowing Base Facility
In December 2016 the Company terminated its Borrowing Base Facility. There were no amounts outstanding under the Borrowing Base Facility at the time of termination; however, the Company was utilizing approximately $16.0 million in the form of letters of credit to support its exploration commitments in Egypt. The letters of credit outstanding under the borrowing base facility were transferred to a bilateral letter of credit facility with Sumitomo Mitsui Banking Corporation ("SMBC"). The issued letters of credit under the bilateral letter of credit facility were secured by cash collateral which was on deposit with SMBC (Note 13). The exploration commitments associated with the cash collateralized letter of credit facility were fulfilled in 2017. All remaining deferred financing costs related to the Borrowing Base Facility were expensed at the time of termination of the facility.
21. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2015	$63,848
Fair value adjustment	7,027
Foreign exchange adjustment	1,780
Balance at December 31, 2016	72,655
Repayment	(73,375)
Fair value adjustment	151
Foreign exchange adjustment	569
Balance at December 31, 2017	$—
The convertible debentures matured on March 31, 2017 and were repaid in full on that date for their aggregate face value of C$97.8 million ($73.4 million). Repayment was made using the proceeds from the prepayment agreement (Note 20).
22. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company had a minimum financial commitment of $35.0 million and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial three year exploration period, which commenced on November 7, 2013. The Company received a six month extension to the initial exploration period, which extended to May 7, 2017. The Company completed the initial exploration period work program and met all financial commitments during the second quarter of 2017. The Company elected not to enter the second exploration period and has relinquished the remaining exploration lands not covered by the four development leases.
Pursuant to the PSC for South West Gharib in Egypt, the Company had a minimum financial commitment of $10.0 million and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three year exploration period, which commenced on November 7, 2013. The Company received a six month extension to the initial exploration period, which extended to May 7, 2017. As no commercially viable quantities of oil were discovered at South West Gharib, the Company relinquished its interest in the concession on May 7, 2017. The Company met its financial commitment during the first quarter of 2017.

Pursuant to the PSC for South Ghazalat in Egypt, the Company had a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013 and reached its primary term on November 7, 2016. Prior to expiry, the Company elected to enter the first two-year extension period (expiry November 7, 2018). The Company had met its financial commitment for the first phase ($8.0 million) and the first extension ($4.0 million), however the Company had not completed the first phase work program. Prior to entering the first extension the Company posted a $4.0 million performance bond with EGPC to carry forward two exploration commitment wells into the first extension period. The $4.0 million performance bond is supported by a production guarantee from the Company's producing concessions which will be released when the commitment wells have been drilled. In accordance with the concession agreement the Company relinquished 25% of the original exploration acreage prior to entering the first extension period. In addition, the first extension period has an additional financial commitment of $4.0 million, which has been met, and two additional exploration wells.
Pursuant to the PSC for North West Sitra in Egypt, the Company has a minimum financial commitment of $10.0 million ($5.1 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at December 31, 2017, the Company had expended $4.9 million towards meeting the financial and operating commitment, with the acquisition of 600 square kilometers of 3-D seismic in 2017.
In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2017.

54	2017

23. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	December 31, 2017		December 31, 2016
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of year	72,206	$152,084	72,206	$152,084
Balance, end of year	72,206	$152,084	72,206	$152,084
24. SHARE-BASED PAYMENTS
The Company operates a stock option plan (the "Plan") to provide equity-settled share-based remuneration to directors, officers and employees. The number of common shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following tables summarize information about the stock options outstanding and exercisable at the dates indicated:

	2017		2016
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of year	6,046	6.87	5,348	9.05
Granted	1,043	2.16	1,470	2.19
Cancelled / Forfeited	(1,281)	6.75	(54)	11.84
Expired	(849)	11.43	(718)	12.95
Options outstanding, end of year	4,959	5.10	6,046	6.87
Options exercisable, end of year	2,925	6.87	3,527	9.14

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
	Number	Average	Weighted-	Number	Average	Weighted-
Exercise	Outstanding at	Remaining	Average	Exercisable at	Remaining	Average
Prices	December 31, 2017	Contractual	Exercise Price	December 31, 2017	Contractual	Exercise
(C$)	(000s)	Life (Years)	(C$)	(000s)	Life (Years)	Price (C$)
2.16 - 2.17	953	4.4	2.16	—	—	—
2.18 - 3.59	1,212	3.2	2.19	404	3.2	2.19
3.60 - 6.13	820	2.4	4.99	547	2.4	4.99
6.14 - 8.20	820	1.4	7.26	820	1.4	7.26
8.21 - 9.13	1,154	0.2	9.13	1,154	0.2	9.13
	4,959	2.3	5.10	2,925	1.4	6.87

Share–based compensation
Compensation expense of $0.6 million was recorded in general and administrative expenses in the Consolidated Statements of Loss and Comprehensive Loss and Changes in Shareholders’ Equity during year ended December 31, 2017 (2016 - $1.3 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model. The weighted average fair value of options granted during the period and the assumptions used in their determination are as noted below:

	2017	2016
Weighted average fair market value per option (C$)	0.70	0.72
Risk free interest rate (%)	0.74%	0.54%
Expected volatility (based on actual historical volatility) (%)	48.67%	49.76%
Dividend rate	—%	—%
Expected forfeiture rate (non-executive employees) (%)	—%	—%
Suboptimal exercise factor	1.25	1.25

2017	55

All options granted vest annually over a three-year period and expire five years after the grant date. During the year ended December 31, 2017, no employee stock options were exercised (2016 – nil). As at December 31, 2017 and December 31, 2016, the entire balance in contributed surplus was related to previously recognized stock-based compensation expense on equity-settled stock options.
Restricted share unit, performance share unit and deferred share unit plans
In May 2014, the Company implemented a restricted share unit ("RSU") plan, a performance share unit ("PSU") plan and a deferred share unit ("DSU") plan. RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually over a three-year period, and all must be settled within 30 days of their respective vesting dates.
PSUs are similar to RSUs, except that the number of PSUs that ultimately vest is dependent on achieving certain performance targets and objectives as set by the board of directors. Depending on performance, vested PSUs granted prior to 2017 can range between 50% and 150% of the original PSU grant, and 0% to 200% for PSU's granted in 2017. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.
DSUs are similar to RSUs, except that they become fully vested on the date of grant and are only issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company's board of directors.
The number of RSUs, PSUs and DSUs outstanding as at December 31, 2017:

	Restricted	Performance	Deferred
	Share	Share	Share
(000s)	Units	Units	Units
Units outstanding, beginning of year	546	1,366	437
Granted	807	573	214
Exercised	(245)	(248)	(56)
Forfeited	(138)	(315)	—
Units outstanding, end of year	970	1,376	595
Compensation expense of $0.8 million was recorded in general and administrative expenses in the Consolidated Statement of Loss and Comprehensive Loss during the year ended December 31, 2017 in respect of share units granted under the three plans described above (2016 - $1.1 million). The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Consolidated Balance Sheet. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in earnings.
25. PER SHARE AMOUNTS
The weighted-average number of common shares outstanding (basic and diluted) for the year ended December 31, 2017 was 72,205,369 (2016 - 72,205,369). These outstanding share amounts were used to calculate loss per share in the respective periods.
In determining diluted loss per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the year ended December 31, 2017, the Company excluded 4,958,553 stock options (2016 – 4,576,100) as their exercise price was greater than the average common share market price in the year.
The convertible debentures were considered dilutive in any period in which earnings per share were reduced by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures.

56	2017

26. RELATED PARTY DISCLOSURES
Details of controlled entities are as follows*:

	Country of	Ownership Interest	Ownership Interest
	Incorporation	2017	2016
TransGlobe Petroleum International Inc.	Turks & Caicos	100%	100%
TG Holdings Yemen Inc.	Turks & Caicos	100%	100%
TransGlobe West Bakr Inc.	Turks & Caicos	100%	100%
TransGlobe West Gharib Inc.	Turks & Caicos	100%	100%
TG Holdings Egypt Inc.	Turks & Caicos	100%	100%
TG South Alamein Inc.	Turks & Caicos	100%	100%
TG South Mariut Inc.	Turks & Caicos	100%	100%
TG South Alamein II Inc.	Turks & Caicos	100%	100%
TG Energy Marketing Inc.	Turks & Caicos	100%	100%
TG NW Gharib Inc.	Turks & Caicos	100%	100%
TG SW Gharib Inc.	Turks & Caicos	100%	100%
TG SE Gharib Inc.	Turks & Caicos	100%	100%
TG S Ghazalat Inc.	Turks & Caicos	100%	100%
TransGlobe Petroleum Egypt Inc.	Turks & Caicos	100%	100%
* Includes only entities that were active as at December 31, 2017.

27. COMPENSATION OF KEY MANAGEMENT PERSONNEL
Key management personnel have been identified as the board of directors and the four executive officers of the Company.
Key management personnel remuneration consisted of the following:

(000s)	2017	2016
Salaries, incentives and short-term benefits	$2,615	$3,237
Share-based compensation	898	1,775
	$3,513	$5,012

2017	57

28. SEGMENTED INFORMATION
The Company has two reportable operating segments for the year-ended December 31, 2017: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of oil and gas properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
TransGlobe's management regularly reviews funds flow from operations generated by each of TransGlobe's operating segments. Funds flow from operations is a measure of profit or loss that provides the management with the ability to assess the operating segments’ profitability and, correspondingly, the ability of each operating segment to sustaining capital, future growth through capital investment, and to repay debt.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Egypt		Canada		Corporate		Total
(000s)	2017	2016	2017	2016	2017	2016	2017	2016
Revenue
Oil sales, net of royalties	$130,987	$62,634	$17,477	$500	$—	$—	$148,464	$63,134
Finance revenue	33	102	—	—	75	571	108	673
Total segmented revenue	131,020	62,736	17,477	500	75	571	148,572	63,807

Segmented expenses
Production and operating	44,705	40,054	5,507	269	—	—	50,212	40,323
Transportation	—	—	793	12	—	—	793	12
Selling costs	2,495	875	—	—	—	—	2,495	875
G&A	5,782	7,060	1,147	—	8,324	10,495	15,253	17,555
Stock-based compensation	—	—	—	—	(1,478)	(2,418)	(1,478)	(2,418)
Lease inducement	—	—	—	—	91	95	91	95
Settlement of ARO	—	—	695	—	—	—	695	—
Realized foreign exchange loss	—	—	—	—	194	3,607	194	3,607
Unrealized foreign exchange loss	—	—	—	—	35	(4,292)	35	(4,292)
Realized loss on financial instruments	2,935	956	(64)	—	—	—	2,871	956
Income tax expense	21,819	12,446	—	—	—	—	21,819	12,446
Income taxes - deferred	—	3,009	—	—	—	—	—	3,009
Segmented funds flow from operations	$53,284	$(1,664)	$9,399	$219	$(7,091)	$(6,916)	$55,592	$(8,361)

Capital expenditures
Exploration and development	$31,151	$26,658	$6,967	$—	$—	$—	$38,118	$26,658
Property acquisition	—	—	—	59,475	—	—	—	59,475
Corporate	—	—	—	—	41	—	41	—
Total capital expenditures							$38,159	$86,133

Reconciliation of funds flow from operations to net loss:

(000's)	December 31, 2017	December 31, 2016
Funds flow from operations	$55,592	$(8,361)
Depletion, depreciation and amortization	(40,036)	(29,177)
Accretion	(256)	—
Deferred lease inducement	91	95
Impairment of exploration and evaluation assets	(79,025)	(33,426)
Stock-based compensation	(1,478)	(2,418)
Finance costs	(6,233)	(6,068)
Income tax expense	(21,819)	(12,446)
Loss on financial instruments	(8,121)	(7,027)
Unrealized (gain) loss on foreign currency translation	35	(4,292)
Asset retirement obligations settled	695	—
Income taxes paid	21,819	15,455
Net loss	$(78,736)	$(87,665)

The carrying amounts of reportable segment assets and liabilities are as follows:

58	2017

December 31, 2017
(000s)	Egypt	Canada	Total
Assets
Accounts receivable	$14,956	$2,684	$17,640
Intangible exploration and evaluation assets	41,478	—	41,478
Property and equipment
Petroleum properties	127,363	73,618	200,981
Other assets	2,381	27	2,408
Other	49,769	3,467	53,236
Segmented assets	235,947	79,796	315,743
Non-segmented assets			11,959
Total assets			$327,702

Liabilities
Accounts payable and accrued liabilities	$17,035	$4,004	$21,039
Derivative commodity contracts	7,813	157	7,970
Long-term debt	58,792	11,207	69,999
Asset retirement obligation	—	12,332	12,332
Segmented liabilities	83,640	27,700	111,340
Non-segmented liabilities			6,355
Total liabilities			$117,695

December 31, 2016
(000s)	Egypt	Canada		Total
Assets
Accounts receivable	$13,778	$620		$14,398
Intangible exploration and evaluation assets	105,869	—	122,020	105,869
Property and equipment
Petroleum properties	138,757	71,270		210,027
Other assets	2,785	—		2,785
Other	21,977	—		21,977
Segmented assets	283,166	71,890		355,056
Non-segmented assets				51,086
Total assets				$406,142

Liabilities
Accounts payable and accrued liabilities	$14,005	432		14,437
Current and long-term note payable		11,162		11,162
Asset retirement obligation	—	12,099		12,099
Segmented liabilities	14,005	23,693		37,698
Non-segmented liabilities				83,128
Total liabilities				$120,826

29. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

(000s)	2017	2016
Operating Activities
(Increase) decrease in current assets
Accounts receivable	$(3,254)	$8,093
Prepaids and other	(3,044)	1,159
Product inventory[1]	5,789	(3,242)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	4,367	1,286
	$3,858	$7,296
[1] The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.

2017	59

(000s)	2017	2016
Investing Activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(1,587)	5,556
	$(1,587)	$5,556

SUPPLEMENTARY INFORMATION
(Unaudited – Expressed in thousands of U.S. Dollars, except per share, price and volume amounts)

	Year ended December 31
Financial	2017	2016	2015	2014		2013
Oil and gas sales	252,591	122,360	187,665	513,153		635,496
Oil and gas sales, net of royalties	148,464	63,134	92,212	274,594		315,316
Realized derivative loss on commodity contracts	2,871	956	688	—	—	—
Unrealized derivative loss on commodity contracts	7,970	—	—	—		—
Production and operating expense	50,212	40,323	52,696	76,468		65,791
Transportation	793	12	—	—		—
Selling costs	2,495	875	4,557	—		—
General and administrative expense	15,253	17,555	21,336	29,866		27,569
Depletion, depreciation and amortization expense	40,036	29,177	42,875	51,589		49,414
Income taxes	21,819	12,446	(10,558)	53,226		85,351
Cash flow from operating activities	59,450	(1,065)	77,526	146,977		199,508
Funds flow from operations[1]	55,592	(8,361)	(8,902)	120,489		139,118
Basic per share	0.77	(0.12)	(0.12)	1.61		1.88
Diluted per share[3]	0.77	(0.12)	(0.12)	1.46		1.70
Netback
Egypt[2]	61,968	6,250	13,843	136,453		160,781
Canada	11,176	219	—	—		—
Net earnings (loss)	(78,736)	(87,665)	(105,600)	11,482		58,512
Net earnings (loss) - diluted	(78,736)	(87,665)	(105,600)	(1,638)		53,036
Net earnings (loss) per share
-Basic	(1.09)	(1.21)	(1.44)	0.15		0.79
-Diluted[3]	(1.09)	(1.21)	(1.44)	(0.02)		0.65
Capital expenditures	38,159	26,658	44,902	107,539		129,170
Dividends paid	—	—	12,865	18,752		—
Dividends paid per share	—	—	0.175	0.25		—
Purchase of common shares	—	—	12,221	—		—
Acquisitions	—	59,475	—	—		—
Loss on corporate dispositions	—	—	252	—		—
Working capital	50,639	(16,764)	153,835	229,687		241,969
Long-term debt (including current portion)	69,999	—	—	—		—
Note payable	—	11,162	—	—		—
Convertible debenture	—	72,655	63,848	69,093		87,539
Shareholders’ equity	210,007	285,316	371,684	500,100		500,190
Common shares outstanding
Basic (weighted average)	72,206	72,206	73,490	74,944		73,962
Diluted (weighted average)	72,206	72,206	73,490	82,400		81,972
Total assets	327,702	406,142	455,500	654,058		675,800
[1]  Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

[2]  Netback is a measure that represents revenue, net of royalties, current income taxes (paid through production sharing) and operating expenses, and may not be comparable to measures used by other companies.

[3] Funds flow from operations per share (diluted) and net loss per share (diluted) was not impacted by the convertible debentures for the years ended December 31, 2017, December 31, 2016 and December 31, 2015, as the convertible debentures were not dilutive in these years.

60	2017

Unaudited
Reserves	2017	2016	2015	2014	2013
Total proved (MMboe)[2]	27.5	29.9	17.5	22.1	31.6
Total proved plus probable (MMboe)[2]	45.9	50.0	28.7	33.5	45.3

Production and Sales Volumes
Total production (boepd)[1]	15,506	12,105	14,511	16,103	18,284
Total sales (boepd)[1]	16,849	11,165	11,977	16,161	18,193
Oil and liquids (Boepd)	15,742	11,127	11,977	16,161	18,193
Average price - oil and liquids ($ per bbl)	43.24	30.01	42.93	86.99	95.70
Natural gas (Mcfpd)	6,644	230	—	—	—
Average price - natural gas ($ per Mcf)	1.70	1.81	—	—	—
Operating expense ($ per boe)	8.16	9.87	12.05	12.96	9.91
[1] The differences in production and sales volumes result from inventory changes.
 2   As determined by the Company's 2017 independent reserves evaluator, GLJ Petroleum Consultants Ltd. (“GLJ”), with an effective date of December 31, 2017. As determined by the Company's independent reserves evaluators, DeGolyer and MacNaughton Canada Limited ("DeGolyer") of Calgary, Alberta, in their reports with effective dates of December 31, 2016, December 31, 2015, December 31, 2014, and December 31, 2013. The reports of GLJ and DeGolyer have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time, and National Instrument 51-101.

Unaudited
Share Information	2017	2016
TSX: Price per share – (C$)
High	2.50	2.85
Low	1.30	1.45
Close	1.90	2.27
Average daily trading volume	63,846	86,446

NASDAQ: Price per share – (US$)
High	1.89	2.25
Low	1.07	1.00
Close	1.44	1.69
Average daily trading volume	84,423	110,367

2017	61

Unaudited

SUMMARY OF INTERNATIONAL PRODUCTION SHARING CONCESSIONS

International Land (Egypt)

Summary of PSCs

EASTERN DESERT EGYPT
Block	West Gharib	West Bakr	NW Gharib
Basin	Gulf of Suez	Gulf of Suez	Gulf of Suez
Year acquired	2007	2011	2013
Status	Development	Development	Development
Operator	TransGlobe	TransGlobe	TransGlobe
TransGlobe WI (%)	100%	100%	100%
Block Area (acres)	22,775	11,600	11,200
Expiry date	2019-2026	2020	Dec 2036
Extensions
Exploration	N/A	N/A	N/A
Development	+ 5 years	+ 5 years	+ 5 years

WESTERN DESERT EGYPT
Block	South Alamein	South Ghazalat	NW Sitra
Basin	Western Desert	Western Desert	Western Desert
Year acquired	2012	2013	2015
Status	Exploration	Exploration	Exploration
Operator	TransGlobe	TransGlobe	TransGlobe
TransGlobe WI (%)	100%	100%	100%
Block Area (acres)	197,000	349,302	480,850
Expiry date	June 2018	November 2018	July 2018
Extensions
Exploration	N/A	2 years	3.5 years
Development	20 + 5 years	20 + 5 years	20 + 5 years

Summary of PSC Terms
All of the Company’s international blocks are production sharing contracts between the host Government and the Contractor (joint interest partners). The Government and the Contractor take their share of production based on the terms and conditions of the respective contracts. The Contractor's share of all taxes and royalties are paid out of the Government's share of production.
The PSCs provide for the Government to receive a percentage gross royalty on the gross production. The remaining oil production, after deducting the gross royalty, is split between cost sharing oil and production sharing oil. Cost sharing oil is up to a maximum percentage as defined in the specific PSC. Cost oil is assigned to recover approved operating and capital costs spent on the specific project. Unutilized cost sharing oil or excess cost oil (maximum cost recovery less actual cost recovery) is shared between the Government and the Contractor as defined in the specific PSCs. Each PSC is ring fenced for cost recovery and production sharing purposes. The remaining production sharing oil (total production, less gross royalty, less cost oil) is shared between the Government and the Contractor as defined in the specific PSCs.
The following tables summarize the Company’s international PSC terms for the first and second (West Gharib) production tranches for each block. All the PSCs have different terms for production levels above the first tranche, which are unique to each PSC. The Government’s share of production increases and the Contractor’s share of production decreases as the production volumes go to the next production tranche.

62	2017

PSC Terms

EASTERN DESERT EGYPT
Block	West Gharib	West Bakr	NW Gharib
Production Tranche (Mbopd)	0-5 / 5-10	0-50	0-5

Max. cost oil	30%	30%	25%
Excess cost oil
TransGlobe	30%	0%	5%
Depreciation per quarter
Operating	100%	100%	100%
Capital	6%	5%	5%
Production Sharing Oil:
TransGlobe	30% / 27.5%	15%	15%

Government	70% / 72.5%	85%	85%

WESTERN DESERT EGYPT
Block	South Alamein	S Ghazalat	NW Sitra
Production Tranche (Mbopd)	0-5	0-5	0-5

Max. cost oil	30%	25%	28%
Excess cost oil
TransGlobe	0%	5%	10%
Depreciation per quarter
Operating	100%	100%	100%
Capital	5%	5%	5%
Production Sharing Oil:
TransGlobe	14%	17%	24%

Government	86%	83%	76%

Unaudited
RESERVES AND ESTIMATED FUTURE NET REVENUES
GLJ Petroleum Consultants Ltd. ("GLJ") of Calgary, Alberta, independent petroleum engineering consultants based in Calgary, were retained by the Company’s Reserve Committee to independently evaluate 100% of TransGlobe’s reserves as at December 31, 2017, following the closure of DeGolyer and MacNaughton Canada Limited (“DeGolyer”) Calgary office. The Company’s selection of GLJ was based upon its domestic and extensive international experience. GLJ has worked with over 100 separate organizations encompassing petroleum assets in more than 50 countries. DeGolyer and MacNaughton Canada Limited (“DeGolyer”) of Calgary, Alberta, independent petroleum engineering consultants based in Calgary and part of the DeGolyer and MacNaughton Worldwide Petroleum Consulting group headquartered in Dallas, Texas, were retained by the Company’s Reserve Committee to independently evaluate 100% of TransGlobe’s reserves as at December 31, 2016.
The reserves data set forth below was prepared by GLJ and DeGolyer with an effective date of December 31, 2017 and December 31, 2016, respectively. The reserves data summarizes the crude oil reserves of the Company and the net present values of future net revenue for these reserves using forecast prices and costs and constant prices and costs. The Company reports in U.S. currency and therefore the reports have been stated in U.S. dollars. The reports of GLJ and DeGolyer have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time (the "COGE Handbook") and the reserve definitions contained in National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and the COGE Handbook.
Total Proved reserves for the Company decreased 8% from 29.9 million barrels of oil equivalent (“MMboe”) at December 31, 2016 to 27.5 MMboe at December 31, 2017; 5.7 MMboe of oil and gas were produced during 2017.
Total Proved plus Probable reserves for the Company decreased by 8% from 50.0 MMboe at December 31, 2016 to 45.9 MMboe at December 31, 2017.
The Company’s Reserves, Health Safety, Environment and Social Responsibility Committee, comprised of independent directors, reviewed and recommended to the Board of Directors acceptance of the 2017 and 2016 year-end reserve evaluations prepared by GLJ and DeGolyer, respectively, which were subsequently approved.

2017	63

In general, estimates of economically recoverable crude oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of crude oil, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. For those reasons, among others, estimates of the economically recoverable crude oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves may vary and such variations may be material. The actual production, revenues, taxes and development and operating expenditures with respect to the reserves associated with the Company's properties may vary from the information presented herein and such variations could be material. In addition, there is no assurance that the forecast price and cost assumptions contained in the reports prepared by GLJ and DeGolyer will be attained and variances could be material.
The recovery and reserve estimates of crude oil reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil may be greater than, or less than, the estimates provided herein. Note that columns may not add due to rounding.
The information relating to the Company's reserves contains forward-looking statements relating to future net revenues, forecast capital expenditures, future development plans and costs related thereto, forecast operating costs and anticipated production. See "Reader Advisories - Forward-Looking Statements".
Possible reserves are those additional reserves that are less certain to be recovered than probable resources. There is a 10% probability that the quantities actually received will equal or exceed the sum of proved plus probable plus possible reserves.
All reserves (gross and net) presented are based on Forecast Pricing.
Reserves

	2017										2016
	Light & Medium				Conventional		Natural
	Crude Oil		Heavy Oil		Natural Gas		Gas Liquids		Total Boe[3]		Total Boe[3]
Company	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross	Net	Gross	Net	Gross[1]	Net[2]	Gross[1]	Net[2]
By Category	(MBbls)	(MBbls)	(MBbls)	(MBbls)	(MMcf)	(MMcf)	(MBbls)	(MBbls)	(MBoe)	(MBoe)	(MBoe)	(MBoe)
Proved
Developed
producing	3,183	2,416	11,019	6,101	16,304	13,346	2,567	1,912	19,486	12,653	19,493	12,414
Developed non-
producing	385	262	1,457	766	251	219	23	19	1,907	1,083	2,187	1,294
Undeveloped	2,760	2,393	1,376	680	6,369	5,727	952	839	6,150	4,867	8,260	6,074
Total Proved	6,328	5,071	13,852	7,547	22,924	19,292	3,542	2,770	27,543	18,603	29,940	19,782
Probable	3,794	2,958	8,952	4,700	17,398	15,784	2,687	2,375	18,333	12,664	20,059	13,665
Proved plus Probable	10,122	8,029	22,804	12,247	40,322	35,076	6,229	5,145	45,876	31,267	49,999	33,447
Possible	3,075	2,243	8,426	4,203	17,208	15,202	2,241	1,870	16,610	10,850	15,858	9,655
Proved plus Probable plus Possible	13,197	10,272	31,230	16,450	57,530	50,278	8,470	7,015	62,486	42,117	65,857	43,102
[1] Gross reserves are the Company's working interest share before the deduction of royalties
[2]   Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt include the Company’s share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

[3]   Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

64	2017

	2017										2016
	Light & Medium				Conventional		Natural
	Crude Oil		Heavy Oil		Natural Gas		Gas Liquids		Total Boe[3]		Total Boe[3]
Company	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross	Net	Gross	Net	Gross[1]	Net[2]	Gross[1]	Net[2]
By Area	(MBbls)	(MBbls)	(MBbls)	(MBbls)	(MMcf)	(MMcf)	(MBbls)	(MBbls)	(MBoe)	(MBoe)	(MBoe)	(MBoe)
Proved
Canada	4,059	3,589	—	—	22,924	19,292	3,542	2,770	11,422	9,574	11,667	9,537
Egypt	2,269	1,482	13,852	7,547	—	—	—	—	16,121	9,029	18,273	10,245
Total Proved	6,328	5,071	13,852	7,547	22,924	19,292	3,542	2,770	27,543	18,603	29,940	19,782
Proved plus Probable
Canada	2,249	1,950	—	—	17,398	15,784	2,687	2,375	7,836	6,956	9,077	7,638
Egypt	1,545	1,008	8,952	4,700	—	—	—	—	10,497	5,708	10,982	6,027
Total Proved plus Probable	10,122	8,029	22,804	12,247	40,322	35,076	6,229	5,145	45,876	31,267	49,999	33,447
Proved plus Probable plus Possible
Canada	1,397	1,150	—	—	17,208	15,202	2,241	1,870	6,506	5,554	5,121	4,052
Egypt	1,678	1,093	8,426	4,203	—	—	—	—	10,104	5,296	10,737	5,603
Total Proved plus Probable plus Possible	13,197	10,272	31,230	16,450	57,530	50,278	8,470	7,015	62,486	42,117	65,857	43,102
[1] Gross reserves are the Company's working interest share before the deduction of royalties
[2]   Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt include the Company’s share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

[3]   Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Estimated Future Net Revenues
All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.
The estimated future net revenues presented below are calculated using the independent engineering evaluator’s price forecast.

	Present Value of Future Net Revenues, After Income Tax
	Independent Evaluator’s Price Forecast
	December 31, 2017					December 31, 2016
	Discounted at					Discounted at
	Undis-					Undis-
($USMM)	counted	5%	10%	15%	20%	counted	5%	10%	15%	20%
Proved
Canada	177.7	123.0	90.7	70.1	56.2	118.4	75.3	52.2	38.5	29.7
Egypt	176.0	155.2	139.3	126.8	116.7	207.6	181.1	160.5	144.2	130.9
Proved	353.6	278.2	230.0	197.0	173.0	326.0	256.4	212.7	182.7	160.6
Proved plus Probable
Canada	290.2	176.4	119.4	87.1	67.0	207.2	120.0	78.2	54.8	40.4
Egypt	297.1	250.1	216.2	190.9	171.2	372.1	307.3	260.2	225.0	197.8
Proved plus Probable	587.2	426.5	335.7	278.0	238.3	579.3	427.3	338.4	279.8	238.2
Proved plus Probable plus Possible
Canada	388.9	218.9	142.0	101.1	76.6	300.3	157.3	99.8	69.9	51.9
Egypt	403.1	329.1	278.3	241.6	213.9	521.9	408.7	333.2	280.2	241.4
Proved plus Probable plus Possible	791.9	548.0	420.3	342.7	290.6	822.2	566.0	433.0	350.1	293.3

The following table summarizes the independent evaluator’s price forecast after adjustments for differentials used to estimate future net revenues.

2017	65

	Egypt[1]	Canada[1]
	Oil	Oil	Gas	Condensate	Butane	Propane	Ethane
Year	$US/Bbl	$US/Bbl	$US/Mcf	$US/Bbl	$US/Bbl	$US/Bbl	$US/Bbl
2018	53.76	54.30	1.63	58.80	38.07	31.88	4.53
2019	51.92	54.27	1.91	57.41	34.37	28.83	5.46
2020	51.41	54.98	2.21	57.81	34.70	28.70	6.45
2021	54.28	57.69	2.52	60.81	36.53	29.17	7.50
2022	57.16	60.65	2.75	63.65	38.36	29.71	8.23
Thereafter (%)[2]	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
1 GLJ Petroleum Consultants Ltd. (“GLJ”) price forecasts, effective December 31, 2017.
[2] Percentage change represents the increase in each year after 2022 to the end of the reserve life.

The estimated future net revenues presented below are calculated using the average of the reference price received on the first day of each month during the respective reporting periods adjusted for respective differentials. The prices were held constant for the life of the reserves.

	Present Value of Future Net Revenues, After Income Tax
	Constant Pricing
	December 31, 2017					December 31, 2016
	Discounted at					Discounted at
	Undis-					Undis-
($USMM)	counted	5%	10%	15%	20%	counted	5%	10%	15%	20%
Proved
Canada	114.7	80.9	60.5	47.3	38.2	15.4	12.2	9.1	6.6	4.8
Egypt	102.7	92.6	84.6	78.0	72.5	56.1	51.7	48.0	45.0	42.3
Total Proved	217.4	173.5	145.0	125.2	110.7	71.5	63.9	57.1	51.6	47.1
Proved plus Probable
Canada	175.4	111.4	77.3	57.2	44.4	35.8	22.6	15.0	10.3	7.0
Egypt	165.7	145.1	129.1	116.4	106.1	95.7	84.0	74.8	67.4	61.3
Total Proved plus Probable	341.1	256.5	206.4	173.6	150.5	131.5	106.6	89.8	77.7	68.3
Proved plus Probable plus Possible
Canada	223.8	135.1	91.4	66.9	51.7	66.2	28.3	12.2	3.9	(0.8)
Egypt	230.0	197.0	172.1	152.8	137.4	131.3	111.2	96.2	84.7	75.6
Total Proved plus Probable plus Possible	453.8	332.1	263.6	219.6	189.0	197.5	139.5	108.4	88.6	74.8

The following table summarizes the constant pricing used to estimate future net revenues.

	Egypt[1]	Canada[1]
	Oil	Oil	Gas	Condensate	Butane	Propane	Ethane
Year	$US/Bbl	$US/Bbl	$US/Mcf	$US/Bbl	$US/Bbl	$US/Bbl	$US/Bbl
2017	42.84	47.63	1.71	50.36	30.16	21.79	4.83
2016	32.78	37.08	1.54	39.02	19.87	5.19	5.81
[1] The constant price case is based on the average of the reference price received on the first day of each month during the respective year adjusted for respective differentials.

66	2017

CORPORATE & SHAREHOLDER INFORMATION

DIRECTORS	TRANSFER AGENT
Computershare Trust Company of Canada
Robert G. Jennings (1)	600, 530 8th Avenue S.W.
Chairman	Calgary, Alberta T2P 3S8

Ross G. Clarkson	LEGAL COUNSEL
CEO	Burnet, Duckworth & Palmer LLP
Calgary, Alberta
Lloyd W. Herrick
Vice President & COO	AUDITORS
Deloitte LLP
Matthew Brister (3)	Calgary, Alberta

David B. Cook (1)(2)	EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd. (effective Aug 1, 2017)
Fred J. Dyment (1)(2)	DeGoyler & MacNaughton Canada Limited (Jan-May 2017)

G. R. (Bob) MacDougall (3)	BANKS
Sumitomo Mitsui Banking Corporation Europe Limited
Susan M. MacKenzie (2)(3)	London, Great Britain

Steven W. Sinclair (1)	Alberta Treasury Branches
Calgary, Alberta, Canada
(1) Audit Committee
(2) Compensation Human Resources and Governance Committee	INVESTOR RELATIONS
(3) Reserves, Health, Safety, Environment and Social Responsibility Committee	Telephone: (403) 264-9888
Email: investor.relations@trans-globe.com

OFFICERS	PUBLIC RELATIONS
FTI Consulting Inc.
Ross G. Clarkson	Telephone: +44 (0)203 727 1000
Chief Executive Officer	Email : energy@fticonsulting.com

Lloyd W. Herrick	WEBSITE
Vice President & Chief Operating Officer	www.trans-globe.com

Randy C. Neely	HEAD OFFICE
President	2300, 250 – 5th Street S.W.
Calgary, Alberta, Canada T2P 0R4
Edward D. Ok	Telephone: (403) 264-9888, Facsimile: (403) 770-8855
Vice President, Finance & Chief Financial Officer
EGYPT OFFICE
Brett Norris	6 Badr Towers, 10th Floor
Vice President, Exploration	Ring Road
New Maadi, Cairo, Egypt
Marilyn A. Vrooman-Robertson
Corporate Secretary